No Offer

No offer to exchange or purchase any Arcelor shares will be made in the Netherlands or in any jurisdiction other than Luxembourg, France, Spain, Belgium and the United States. This communication does not constitute an offer to exchange or purchase any Arcelor shares. Such an offer will be made only pursuant to an official offer document approved by the appropriate regulators.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel Company will file important documents with the United States Securities and Exchange Commission (SEC), including a registration statement on Form F-4, a prospectus for the exchange offer and related documents. Investors and Arcelor security holders are urged to carefully read all such documents when they become available because they will contain important information. Investors and Arcelor security holders may obtain copies of the documents, when available, free of charge on the SEC’s website at www.sec.gov, as well as from Mittal Steel on its website at www.mittalsteel.com.

Forward-Looking Statements

This communication contains forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 are generally identified by the words "believe," "expect," "anticipate," "target" or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Netherlands Authority for the Financial Markets in the Netherlands and the SEC made or to be made by Mittal Steel, including on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Mittal Steel 03/14/06

Julian Onillon:

Good morning everybody. We are pleased to be here today for, to present [UI]. [UI] before the operation [UI] today, that obviously a lot of people [UI]. [UI sentence] ...for Americas. You know, [UI] for Europe, and [UI] for Asia, Africa. [UI] the presentation just real quickly on the disclaimer, just to remind you [UI sentence]. [UI] This statement includes [UI] and estimates [UI] ...[UI] statements [UI] 1985 [UI] anticipated [UI]...many of which are difficult [UI]. [UI] statement. [UI] include [UI]. And I turn back the microphone to Mr. Mittal.

Lakshmi Mittal:

Thank you, thank you Julian. Good morning everyone. First of all let me thank you very much for coming this today, from all different places and we are both thankful to you for showing interest in Mittal [sounds like ‘Steel’]. This seminar was scheduled much earlier than our transaction and it so happened that now we are in the middle of a transaction between [ph] Pillistine and Oslo [ph] so it has become much more interesting. Today you are with us for the whole day and we are very happy that you will be spending the whole day with us, listening to us, listening about America, listening about Asia, Africa, and listening about our mining operations. Today we will go through all these different aspects of our business and I believe that at the end of the day you will have a very clear and very confident view about Mittal Steel. This morning’s session I will walk you through some of the highlights and [UI] about the group and then we will also discuss the Oslo bit a little bit and then we will go on with your question answer. Tomorrow some of you will be visiting our plant and you will have some idea about some of our facilities, Bunt Harbor and [ph] Intic [ph] and [ph] Ancote [ph]. And you will find them, they are very interesting and very modern facilities supplying to the best of customers in the United States. I’ll walk you through some of our presentation this morning and first presentation is very clear that we are the most successful global steel company, number one global steel producer, totally global steel company, strong vertical integration, very high growth, high return, diversified asset base, revenues of $28 billion and net income of $3.4 billion in ’05, market capitalization of $24 billion with listing in New York and Amsterdam stock exchange. We are just the starting point which most of you perhaps already aware. But the most important is our business model which is rest on three pillars, growth, turnaround, and open culture. If you look at our growth since 1989 when we acquired the first company in [ph] Trinidad [ph], and since then how we have been going till 2005 and 2006 now, we are the first company to be in Trinidad and Latin America in ’93, ’92, and we were the first company to be in CIS country in Kazakhstan. We were the first company to be in all the Eastern European and Central European countries. And we were the first company to be in China. So though we have all other acquisitions, what I here like to highlight that in all these very important markets we were the first movers. CIS countries, Ukraine, China, Latin America, and how we have changed these companies, how we have realized their full potentials, we have given you few examples here of Mexico. In Mexico we grew up potential, we grew shipments by 700%. In [ph] Timital [ph] in Kazakhstan, 64%. In, even if in countries in [ph] Golati [ph]

Romania, 33%, South Africa 10%, and after acquiring these companies we have been able to realize the full potential for all these companies and we have also able to capture the synergy which we have announced. If you look at [ph] ISG [ph] we announced $250 million of synergies in first year, first nine months, [UI] $120 million. And in [ph] Keverostol [ph] we have announced $200 million, and we’re already on the way to achieving those synergies. Lou Schorsch is going to speak during the day about ISG. On this, this business model is supported by our knowledge management program, which we have talked a lot in past. But it’s a very strong management program which allows exchange of knowledge, exchange of technology, exchange of information between the various companies of the group. Similarly, we have a very strong strict investment criteria for our investment program. You will see how we have invested in next few site in our all these different units to modernize them, to be ahead in, in terms of quality of [UI] and to be had in terms of producing well [UI] products. And we have a very high ROIC expectation from all these investment programs. Our management style is very decentralized. We have very small group in [UI] London managing this business. We have CEOs with independent Board Director in each and every country. Similarly we have all these companies have their business plan and basically corporate office monitors those business plan and guides them for a common strategy, common vision and follow them very closely on the growth potential. I believe that we have the best talent in the industry. That is very clear from our performance. And we continue to grow our talent. We are recruiting every year a lot of MBAs and we are trying to groom them for the future positions and future requirements. We are strengthening our middle management. We are working with all the time on succession plan. We continue to work on improving the talent and the skills by participating in various management schools in the United States and in Europe. We also have a very strong [UI] improvement program. This is based on our knowledge. This is based on our experience. This program is led by [ph] X McKenzie [ph] and he has a group of people who continuously follow and create a new benchmark for continuous improvement. Obviously we have been always the lowest, we have focused on cost reduction. We are perhaps the lowest cost producer in all the regions wherever we produce and that has arisen more out of our global nature of the business and our experience in different parts of the world. Just to prove a point here that we are a truly global steel producer you can see that we are the only steel company who is in Americas, Europe, and rest of the world. We are in four continents and this clearly shows that we are the only global steel producer. Next producer [UI] is only two parts, two countries, two continents, Europe and South America. We have a very balanced portfolio of high quality assets in various markets. People have talked about that we produce only commodity steel, of course we do, but it is in developing markets. If we see here in Europe we in developed markets our production is about 27.4 million metric tons. These markets are, these markets are very stable economic growth. They have a higher cost structure. They need valuated products and we have large contract business in these markets. Important here is to see that we are number one in North America, over 50% of our business is contract. 75% of our business is valuated products. It is very important to note here that we are rated one [UI] by Ford and GM, largest two producers of cars in the world. This is very important here. These are very demanding, very difficult customers and if we are rated one it clearly shows that our capability in valuated products. We are number one supplier to most of the automotive and [UI] goods industry. You will see, you will hear from Lou Schorsch in the later part of the day our list of our customers and how we have got some niche qualities and how we have, we are partnering with them in developing those qualities. We have very productive operations in Western Europe. Some of the minimal operations in Western Europe are number one, number, top in the industry. Similarly our plants in Europe have the highest productivity which I will show you later. Then our businesses in also developing markets, these countries are listed here. The characteristics of these markets that they are continuously growing. This is very important for the investor. We must be in the markets which are growing and we are there. Low operating costs, all these countries have a much lower operating cost. We produce low valuated production, not because we can’t produce because these markets don’t need. Today, now these markets are growing and as they will grow in the valuated product we will be, we will supply them those products. We are already. We have made investments and we will continue to make investments in these countries to cater to the growing demand of the market. Since there is no, since there is not enough demand for the valuated products most of our products are sold on export basis. Export basis is normally one to three month contract. Even on the [UI] with some of the contractors, some of the business, we have generally a yearly volume understanding and prices are fixed on a month basis or on three month basis. Our position is very clear in this market. We are leader in Eastern Europe and we have two very important plants, Kazakhstan and Ukraine, [ph] Temirtau [ph] and [ph] Kavirostol [ph] and South Africa, which are among the lowest cost steel producers on a global basis. And all these, many of these companies have a very strong vertical integration, which you will also hear from [UI] during the day about some of our facilities in Asia and Africa, how they are vertically integrated. This is very important for the industry that we are in all high growth areas as well. If you look at all these countries – India, Kazakhstan, Macedonia, Bosnia, Algeria, South Africa, Ukraine – all these countries are growing and we are already there. 50% of our product is in the mature market and 50% of our growth or more than 50% is in this high growing, high growth areas, which will allow us to grow organically as these countries grow. Our product portfolio is very balanced. About 70% is flat and 28%, 25% is long. Here I like to make two comments. One on the pipes and tubes and plates. It looks very small percentage of our business but we are very important player in both pipes and tubes. We are among the top producers in the plate. We have niche products supplying very high applications, even to the defense industries et cetera. So we are in these two products, also there is another product is a wire product. Other long products, which means we are in the downstream industries producing a lot of wire and wire products, which are all value addition operations. If you look at our investment, our investment is basically to capture growth opportunities. All these investments are made for higher ROICs. And these investments have given us higher returns than many of the investments, investments other companies make. Clearly our productivity is very high in [UI] if you compare with even [UI] or Oslo. For example in [UI] USA we produced 20 million tons and we have 20,000 employees. In Mittal Steel, rest of the world we have 40 million ton production and about 200,000 employees, which means that it offers us opportunity to improve productivity in all of the countries. And this is what we are working on. We have announced 40,000 employees reduction in next five years. This is arising, mostly arising out of [ph] voluntary time and scheme [ph] and is a part of our fierce [UI] with the various governments. It is with consultation and argument with the unions and the Society of the Community and the government. So we are working on this to also improve productivity in other countries. Of course this, when I say 200,000 it also does not include only the steel industry but we have a lot of other facilities like [UI] mining, coal mining, power generations, transportation, ships, port facilities, all these are also included. So if you look exclusively at the steel there are much less than 200,00, but it’s definitely offers us opportunity to reduce employees in other parts of the world. One of the plans, for example Cleveland, now we have 1300 people producing 3.5 million tons. They used to have 3,700 employees before Cleveland plant went

Chapter 11, which means that these plants have improved their productivity by, by 250%. So we have similar examples in the United States and we believe that we have very high productivity plants in the United States and there is a lot of opportunity for our other companies to get into that. Raw material integration, there is, it has in one of our strategy and we have been very successful in this strategy. Oil we are about 45% self sufficient. I don’t know at this time we are about 55, 50% self sufficient. Going forward we believe that we will be self sufficient up to 80%. And in coal we are 80% self sufficient. A lot of people think that we are only the steel company, but we are the fifth largest producer of [UI]. it will be close to fifty million tons in 2006 and we have reserves of about 5 billion tons. On BRI we are the largest producer [UI] we are produce, we produce about 11 million tons of production. Excuse me there are chairs here. [UI]. I know that we had difficulties last night. There was some [UI] on the flight. So thank you for coming. On coal, we are, we have about 1 and a half billion tons of reserve. In coal we have 15 million tons of production capacity, infrastructure we have a lot of infrastructure within our group. We have more than [UI] . We have [UI] workshop. So all these vertical integration gives, hedges us against a price increase. Like 31% price increase in iron ore last year and I don’t know how many percent this year. And similarly on the coal. Advantage of our mines are that we are, they are located very close to the our steel making operations. So, which also gives us benefit in terms of transportation and logistics, which is a major part in raw material cost. What are the forces driving this consolidation? We believe that there are five. One is the globalization and consolidation of our customers. Our customers are consolidating and so there is a need for us to also consolidate. And then our customers are becoming global. And we, we have a site here that how we need to serve those customers and so we need also, this is also forcing consolidation. Research and development all these customers require strong participation in the new products, so that is also very important as a larger company you can very well participate with them in research and development as well as in new product development. Similarly among the suppliers there is a consideration among suppliers as I just said price increase in iron ore and coal, so it is important that the steel investors would also consolidate to have a better negotiating power. Then we have to also capture opportunities in the new markets. The more mature markets are growing slowly but these emerging markets are growing faster. So as a global company, as a [UI] invest company we can definitely capture them better. Economic [UI] scale is very important for plant specialization, manufacturing excellence, greater ability to sustain R & D investment, and lastly this consolidation is needed for sustainability. To reduce [UI] better capacity management, improved terms on capital, and also perhaps for rerating of the steel industry. We have seen the effect of this consolidation already last year in Q2 ’05 when the markets often we saw that companies reduced production and the prices could, price fall could be reduced. So we, even in some of our units operate even at 55% capacity during those periods and still made some profit. Just to give you an example of the customers in, in ’70 we had 57 companies, independent companies making cars, 2005 there are 13 and expectation 2015 there will be only 6 to 8 companies. Similarly, global clear market share in ’99 to 2015 you can see how they are evolving and as we move forward this global players will be more freedom, freedom in the [UI] companies similar to what is expected in the steel industry. Concentration among our suppliers is very clear that top three companies control 70% on the iron ore. And top 5 companies control 58% on the coal and we have seen the price increase. In the, on the marketing mature markets as I said are expected to experience low growth and [UI] emerging market expected to grow faster, faster rates. Because these markets are having a higher domestic consumption because of their development and similarly we can see that a lot of European companies and US companies are relocating their manufacturing capacities from Western market to the low cost, to the growing markets. And last place in developed countries are seeking to fill gaps in their portfolios and expanding developing markets to capture growth potential and to benefit from low production costs. So if we look at these markets how they are growing and the growth pattern in Japan [UI] the other growing market where we have our business. Economics of the [UI] steel industry is very important to maximize capitalization, product focus, on purchasing. I just mentioned to you that the global sourcing. In purchasing we also have, we believe that the way we are doing our purchasing it also helps us to negotiate a better, put us in a better negotiating position with the suppliers because we are large purchaser of lot of materials and we do a lot of purchasing through our central purchasing office which helps us to reduce our purchasing costs. A lot of our customers are also looking for global sourcing. They are becoming global so they will need a global company like us and I think here we can really help all the global customers. Economics of the scale will also provide operating flexibility and plus it will also allow us to pursue multiple growth opportunities. The need for sustainability is very important. You can see that how, when the production cut was announced in Q2 and how the value started creating, so industry started giving high return on capital than before as the investment [UI]. This is arising out of consolidation. We believe that consolidation process is moving to the next phase. So far we have seen in 2002 and 2004 regional consolidation. 2004 and 5 we are seeing cross-border consolidation and 2006 we are, we are seeing formation of global steel companies and Mittal Steel [UI] is the one case where, which will allow other companies to also look at further consolidation and participate in creating new global company. I think this transaction will spur other companies to also become global. There are a lot of advantages. We have seen here. I think large, large transformation combination will be faster, more efficient, both capital efficient and carry less risk than a series of acquisitions. [UI] to buy one [UI] or one crane [UI] for example. So they are the smaller acquisitions, smaller mergers, which take longer time for integration. If you are merging in a larger scale with the same vision, same strategy, I think those mergers are much more successful. Now as we see that there is a fierce competition like

[UI] has decided to pay very high price for the [UI] for example. So in Keverostol the bid went $4.8 billion [UI] between us and [ph] Artillo [ph]. So there is a need for consolidation and I think this will help industry a lot to continue to be benefited as well as continue to be stronger. And definitely we believe that [UI] global leader will have a capacity of 150 to 200 million tons at least. 150 million tons, we believe there will be three tier, three tiers in the industry. Global players, mid-size regional players, and local niche [UI] producers. Our vision is 150 million ton, vertical integration into mining operations, global footprint to capture growth in emerging markets and benefit from low production cost position. We have announced another project in India, Greenfield project. Similarly we want to expand our presence in China. We have, we are the first company to be in China and we believe that they’ll go for further participation in China. Definitely we want to be, have the best in operation. We were also able to, since we will have a multiple regional leadership we will be also able to have, spend more money on the product development and process innovation, and since our customers are also becoming global we believe that so we will have a stronger relationship with our customer. There is another type of customer also the global customers are coming which are in the projects area. We have been only talking about the automobile and wire goods supplies and of customers. But we are seeing a lot of large construction companies are also becoming global and they also want to source material from a global company. So there also we believe that we will be able to participate, participate in that. Participate with them. I just want to have a quick glance on this, not to read the whole thing, but just read the last [UI] comment. I share Mittal’s vision that the industry needs to consolidate. Thank you very much.

Aditya Mittal:

Good afternoon. I’m gonna talk about why Mittal Steel and Arcelor are the perfect fit. For my perspective, I think it’s historic in any industry when you can combine the number one company and the number two company and not create any anti-trust issues and have a complementary set of assets and skills. And then that’s what we achieve here. As you heard earlier we both share a common vision of consolidation. So the first item is that the fact is. First aspect of the merger is that the common vision. The second aspect is complementary assets and skills, and the third is we’d create the undisputed leader by far in the steel industry. So clearly the deal makes sense. It makes sense for the global steel industry. It makes sense for Arcelor, it makes sense for Mittal. I also want to spend some more time on why it makes more sense for Arcelor than perhaps for Mittal Steel. We believe Arcelor needs Mittal Steel for a couple of reasons. Most important is that 80% of their business is in slow growth areas, primarily Western Europe. Number two, they have had limited success in expanding into the [ph] bricket [ph] economies. Namely Turkey, namely Ukraine, namely Eastern Europe, namely India, and China we still have to see what success they have. Thirdly, in terms of the mentality of the organization we believe they lack an entrepreneurial culture. To succeed in the steel industry you have to have quick decision making, the ability to take risks, the ability to see opportunities, and we believe Arcelor historically has not demonstrated that. They have a stainless steel problem. They’ve had that for the last 7, 8 years. They’ve not been able to fix their stainless business whether it’s in Thailand or in the U.S. and now recently in Western Europe. On the contrary we have the experience of turning around facilities. Lastly we believe they cannot realize their vision of achieving hundred million tons economically. We have seen this year as they’ve tried to grow their company they have faced the [UI phrase] and ended up paying we believe values which make the return numbers significantly lower than their threshold, which means to go to a hundred million tons they cannot create value for their shareholders. That’s why the deal makes sense for Arcelor. It makes sense for us. It makes sense for the global steel industry. Clearly we’d become the undisputed leader. On a 2004 perform [UI] basis, the reason why we use 2004 is because of production cuts in 2005. This provides you with a sense of what the combined entities produced, 160 million tons, and the combined entity [UI] was about 10.9, which is similar to the combined entity [UI] in 2005. The numbers are interesting because they’re three and a half times larger on a production basis compared to the competition. It basically, as well as on [UI] basis. It basically implies that this combined entity would have three times the resources in terms of its marketing development, sales force development, management capabilities, purchasing capabilities, research and development capabilities, and lastly M & A capabilities. Quite a competitive advantage vis à vis the rest of the steel industry. In terms of the complementary aspects of the merger, what is interesting is that this merger also eradicates the gap that either steel company has. For example, Mittal Steel we have a weaker position in Western Europe where we do not have automotive capability. Arcelor brings that. We are present in three of the four lowest cost steel manufacturing environments on a global basis, namely the CIS, China, and South Africa. Arcelor brings Brazil to the table. We don’t have a distribution model which is successful. We have some distribution capability in Poland, but have not made it into a significant business. Arcelor brings that. On the other hand we clearly have the leadership position in North America. You’ll hear about that from Lou. We have operations in high growth economies. We have access to raw materials, [UI] being the fifth largest iron ore company and we clearly have an entrepreneurial culture. The fit of the two companies is quite, quite incredible. When you look on this page it’s very impressive as to how complementary we are in terms of region as well. [UI] the merger we would have leading positions in five of the nine major countries, nine major markets, 61 facilities in 27 countries, numerous international partnerships, and joint ventures, and we would have the opportunity to grow in China and India. In all of these markets, by far we’d be the market leader not only in terms of size but also in terms of product leadership as well as customer franchise. In terms of R & D leadership, this, this is a critical point. I think for the last ten years I’ve heard steel companies talk about a global customer base. The reality is that no one [UI] the capability to service customers on a global basis. Specifically automotive and appliance. And the reason has been, is for example Mittal Steel we are dominant in, in the North American market, but not so in Western Europe. Arcelor is strong in Western Europe, not so in North America. If you have a global automotive platform it’s very difficult to tell the automotive company we will supply you the same steel in Western Europe as we do in the US if you do not have the facilities. By creating a global research and development capability we can supply the global automotive platforms the same steels in most of the developed markets of the world, which we believe is very powerful. Secondly, there are certain grades that we produce which Arcelor doesn’t. We can transfer that technology to Western Europe and vice versa. In terms of the synergies, clearly these are the synergies that we believe will be realized based on our past track record and our experience. We do not have access to Arcelor’s insider information and therefore it’s, it’s based on what we can see in the public domain and based on our own analysis. In terms of purchasing it’s quite simple. $600 million, which is 1.25% of the combined cost of [UI] sold of the entities, when we acquired [ph] Inland [ph] in 1998 in three years we achieved a cost saving of 7% in terms of COGS. [UI] ISG we have achieved 1.7%. So we believe 1.25% should be relatively do-able bringing the two entities together. In terms of the marketing and trading distribution, trading savings that’s $200 million. That’s achieved by two things. There’s three to four million tons of cross-product flow in Europe. They’re selling from their facilities in France into Poland and vice versa. That’s thirty to forty Euros of [UI] per ton that we could save. We sell about 15 million tons of products through distribution. We can use Arcelor’s distribution capabilities, giving assuming a profit margin per ton of 5 to 10 dollars, that gets you a significant portion of that synergy as well. And lastly, manufacturing process optimization, which is another $200 million, that’s basically two principles. Producing the right product at the right [UI] and larger order sizes. At ISG we have already saved almost two and a half dollars per ton in six months, manufacturing process optimization. Lou can talk more about that, and then clearly on the combined [UI] there’s a significant opportunity on that basis as well. We believe we can achieve the billion in annual synergies with minimal implementation costs as there are no restructurings, there are no redundancies, etc. There are other synergies which have not been quantified. In cost clearly the synergy of consolidation, the benefits of that product and process innovation. Interestingly in terms of [ph] Capex [ph] we believe we will be avoiding duplicating Capex in Central Europe. We have an investment program to build automotive capability in central Europe, to build distribution in Central Europe. Now we can use our, we can leverage Arcelor’s capabilities and save some Capex. In terms of bidding synergies, earlier on we talked about [ph] Treveristau [ph], the third bidder walked out at $3.5 billion. We bid against each other all the way up to $4.8 billion in $20 million increments. That’s $1.5 billion trade, or $1.3 billion, excuse me, in terms of bidding synergies in 2005. In terms of revenue synergies, we talked about the global customer franchise. We have not talked about [UI] impacts, but we do believe there will be some pricing impact in different product segments in certain parts of the world and we intend to leverage Arcelor’s distribution model onto a global platform with a focus on areas like North America and perhaps Africa. In terms of the value creation and growth potential, it’s quite unique. A year and a half ago there was a steel conference and our chairman at lunch talked about creating a hundred million ton steel company. At breakfast Mr. [UI] talked about creating a hundred million ton steel company. Everyone thought they had swapped speeches. But the point is that we believe by combining these two entities we can create a 200 million ton steel company. I’ll try and provide you the math of getting to 150 to 200 million as that is the official vision of the company in 2015. On a combined basis you must assume that we had 107 million tons of production in 2004. That is organic growth capability within the two entities of about 15 to 20 million tons. That’s primarily in Brazil. In Kazakhstan, in South Africa, and in Ukraine where we intend to grow our primary capabilities. There will also be some growth in Central Europe, and then that total is 15 to 20 million tons. We have a plan to set up a Greenfield venture in India, 10 million tons. And the state of Charkins. And we have an asset in China which is producing 8 million tons, and Arcelor has signed an agreement to acquire another asset which is producing 10 million tons. If you add all of that up you’re already at 150 million tons. Absent that, if you assume that the combined growth rate of both of these entities historically has been 14%, for the last five years, and you use that as a rate of growth you achieve 200 million tons in five years. So the ability of our company to achieve 150 to 200 million tons by 2015 is, it’s very realistic estimate. More importantly the steel industry is also gonna grow quite dramatically. So even if we achieve a level of 150 to 200 million tons, that’s still only 12 to 15% of the global steel industry capacity. So that’s, that’s basically how we believe we will create a unique platform for further growth in value creation. In terms of the combined performer financials, it provides you with a good picture of the financial strength in terms of margin, of the combined entities as well as size of the combined entities relative to the steel industry. These pro formas are basically simple addition simply because Arcelor is IFRS, we are US GAAP, and it’s using an exchange rate [UI] 14 Euros. Let me just spend one minute on stainless before I hand over to Julien and Tom. I talked about the stainless steel problem that Arcelor has had for the last ten years. They were not successful in the U.S. and they had to sell GNL to Allegheny Technologies. They sold [ph] Tinox [ph] as well to their local partner. If you look at their margin it’s very interesting. They have underperformed the other three European stainless players by quite a significant percentage in terms of [UI] margin. Almost a third if you look at [UI]. It’s, the data is 2004, but if you look back over the last ten years we can see we can see consistent underperformance vis a vis the market leader in stainless. Yes there are issues with the way their assets are configured. There are certain structural issues that they have versus [UI], but we do believe that we can bridge this gap quite significantly. [UI] just provides you with the history of JNL and what ended up happening, provides you with a history of Tinox, and lastly provides you with an example of [ph] Unimetal [ph]. Unimetal was another business which Mr. Dollé was managing before he managed the stainless business, and in 1998 Arcelor decided that long products was a non-core business. They decided to sell Unimetal and as we, we saw future in the stainless, in the long products in Western Europe in 1995, we acquired it. Clearly, Unimetal has been turned around. Safety performance has improved, margin has dramatically changed. The bidder potential of the company is clearly there. So clearly by the application of our model, Unimetal not only survived, but also has become consistently profitable. [UI] the creation of Arcelor in 2002, long products has once again become one of its core areas, as when they merged with [UI] they realized long products actually makes business sense. We had consolidated that sector and they had begun to invest in it. We believe we can leverage our turnaround expertise in stainless. We clearly have a tremendous track record globally in terms of improving businesses. We can leverage our global skills. We can drive knowledge transfer and change management processes across, across the stainless business at Arcelor, and therefore we would hold off on examining strategic options on the stainless business given our turnaround expertise and potential. With that I’ll hand it over to Julien and Tom to talk about unlocking the value. Thank you.

Julien Onillon:

Thank you Aditya. I would love to talk a lot about valuation and so on, but it’s, I will [UI] easy things. Just to remind how the market has reacted the offer. And [UI] most of the time when you have an offer like that you see one company is going down, the guy which makes the offer and of course the company which is trying to be acquired is going up. Here the two companies went up and that was quite amazing. To be fair, it means that also Arcelor did good work, good job to explain the deal [UI] in the past. As I say, we need more consolidation in the industry, we need to move in East Europe and we need to move in North America. We need to go in mining in [UI], in Africa, in Asia. So basically they do all the jobs for us in some extent. This rising performance has created a lot of value for shareholders, 7 billion Euro already and obviously we believe it’s just the beginning and more value can be done in the future. Here are some quotes from analysts which are around here, not everybody is here but a lot are here. And you have to say that all the [UI] to ride before the [UI] before have been very positive on the deal at least [UI] the rationale of the deal. Why so much positive is obviously because everybody understands this merger will create a lot of value, [UI] at the end of the day, and more importantly, it will [UI] returns and margins. We have seen [UI] consolidation of the [UI] in 2004 and 2005. [UI] created value. And obviously [UI] today the industry has done very well and the analysts, [UI] say [UI] very well how it can create value in the future if there is more consolidation to come. And obviously when you see the [UI] makers today, ourself in particular, you see that there is a huge potential of recovery in terms of the rating if you’re looking at how the other materials sectors is, it’s also [UI] the materials leaders. This [UI] well [UI] by again the analysts, which you understand very well how much value can [UI] this operation and how much [UI] company [UI] this operation happened. I’ll turn now to Tom to explain you why will be the investment of choice as a new company.

Tom McCue:

Good morning. In this slide you can see where we think it’s obvious we would be the premier investment choice in the steel industry, our market cap would be in excess of $40 billion. The next is three Asian guys in the $20 billion kind of range, and then it tapers off from there. Size is important in these kinds of selections when you’re picking a leader for an industry and we think this gets us there. The next schedule shows enhanced market capital, capital markets profile is the title will be listed in six exchanges, we think will be a likely member of the CAC 40 index in France and others as well. What the transaction brings us as well would be greater research coverage. We think we’ve got great coverage now given we’ve just really been a very public entity in the last year. But this will take it to a new level. And increased investor visibility. Remember we have not been around that long. A transaction like this and size like this will make us even more visible than we are right now and we think we’ve done, we’ve made good inroads in that and we think we’ll do even better with this transaction. You can see the household names that we would be compared with in size spread along the bottom of this schedule. It’s very impressive when you see people that we’ve heard of most our lives like a Caterpillar or a Dow Chemical and we’re, and we’re right in the midst of that. I think global industrial benchmark is a good phrase there. The next schedule we talk about here are the indices. And this is subjective so you really don’t know with any certainty, but we do feel the CAC 40 is very likely. We’d be weighted about 1.8% of this index. We also think the SBF 120 in France as well is, is very likely. The IBX in Spain and even the EuroSax 50 is something that we think is somewhere between likely and something we can aspire to. On the next schedule, just quickly here we show some of the things that I know you people and others have mentioned to us over the last year, trading liquidity. What we’re doing here, free float has been a huge issue. We think we’ve been nicked in terms of a discount in the market in terms of our share price because of the free float issue. This transaction takes care of that we think in spades. It increases our free float from about 11% of the stock up to about 44% of the stock. In terms of dollars that takes us up in excess of $20 billion of free float. 15 billion of Euros. As you see some of the comparables on the bottom, you can see our market cap and our average daily trading volume will be very comparable to the CAC 40 and the Eurostock Index average. And on the free float front it would be very material. It would be somewhat short of these but still extremely material. Just to summarize our financial policy here, in our view the kind of the fundamental plan here in everything we do is to come up with an efficient capital structure and have a reasonable return of excess cash flow to shareholders. In order to do that, we’ve announced a 25% dividend payout ratio. We told stock holders a year ago when we announced an initial modest dividend that we would be reviewing it in a year. We’d be looking at the market acceptance. We’d be understanding the markets better. We’d be looking at our performance and projecting our performance. Based on all that, we did come up with what we think is a more reasonable longer term policy of a 25% dividend payout over the cycle. We’ve also made a long term commitment to remain an investment [UI] company. We will take no actions that would jeopardize that. And we will maintain high returns on capital and obviously the way we do that, one of the key ways we do that is to invest wisely and don’t pay too much for the things that we buy. We think all this leads us to an unparalleled financial flexibility for our industry, allows us to pursue internal and external growth opportunities which should make shareholders even more happy. With that, I would turn it back over to Mr. Mittal for the conclusion to this segment of our program.

Lakshmi Mittal:

Thank you Tom. Mittal Steel anyway offers a very good value for the shareholders. And with this transaction the value goes up substantially because this transaction will lead for more consolidation in the industry. Already we start hearing a lot of rumors from market. I’m sure that once this transaction is done we will hear more transactions, more consolidation, and more companies moving towards the globalization. Clearly combination of Mittal Steel Arcelor will create undisputed leader in the steel industry, will have growth opportunities. We have more than what is quantified synergies. We have a very strong balance sheet. We will continue to be a leader in research and development. They’re also addressing lot of issues what, which shareholders have been saying to us during our various meetings. We have reduced our [UI] We will have improved the liquidity of the stock. We are improving our dividend payout policy and we are following all the corporate governance of stocks for ’04 by end of this year. So we will be addressing all these comments which we used to hear during our various meetings, and plus this transaction offers a lot of values for the shareholders going forward because the steel industry would need to be re-rated once these kinds of transactions are in place. So I think this transaction is definitely very positive for the stakeholders because Mittal Steel offers great value and this transaction offers much more value as a combined entity. Thank you very much. Now we will [UI] questions.

[UI background comment]

UM1:

[UI] I have two questions if I may. [UI] talk about the [UI] nature of the client base and obviously the [UI] numbers [UI] increase market share [UI] actually [UI] ... The second question is what was your initial reaction to the [UI] ... [UI] ... Thank you.

UM3:

In terms of the global customer accounts we believe it’s primarily gaining market share. And if you look at the high end customers it’s, these are profitable accounts, and therefore as you gain market share you clearly are improving your margins. Why would we gain market share? I think we become the preferred supplier of choice. We have a capability here in the U.S. where we by far are the number one automotive franchise. Arcelor represents that they are the number one automotive franchise in Western Europe and now we can provide them with a global product base. We can participate with them as we develop global cars, i.e. the [UI] car for the Western European market and the US market. And participate much more with them in terms of researching how better we can use steel five to ten years from now in terms of safety critical applications for the automotive market.

UM3:

[UI] example [UI] chamber of commerce. And nothing that has been decided. But we believe that legitimate government will not take any decision of this kind which could seem to be frustrating this transaction. This is our belief, because we also believe that Japan [UI] believes in open European economy. He believes in open [UI]. So we, the [UI] which you are referring is only the previous comment from Prime Minister [UI]. I don’t think that he has made any comment this morning. Anything special relating to this transaction. They are all aware about this proposal from Chamber of Commerce and we are addressing those issues by writing to, by talking to these comments.

Daniel Altman:

Thanks. Daniel Altman from Bear-Sterns. Two questions. First of all, so the trading action of Arcelor Mittal is very interesting. We now see Arcelor trading at a high single digit premium to Mittal. Mittal’s offer. How do you interpret that premium and what, do you think it’s a sustainable premium? How do you react to that is the first question? The second question is that you mentioned that you thought that mergers were, may be a better corporate action than acquisitions if I understood that correctly. Looking at Ukraine as a specific example, do you maybe have some regret now that you bought Ukraine given, is this a reflection on the move you made in Ukraine?

Aditya Mittal:

In terms of the premium you have to be careful, because a lot of the premium calculations that I see exclude the dividend potential of both the stocks. And Arcelor has announced a one Euro twenty dividend. And if you exclude that and the premium is almost half. The, the focus of our presentation has been that our shares are significantly undervalued. There is a liquidity discount.

There is a discount for other reasons. And there is tremendous growth potential that we have and we should be creating, creating also this process. We believe as we educate our investor base and as the offer document becomes effective our shareholders will begin to realize the value that is inherent in our stock versus Arcelor’s stock. And then that should take care of this anomaly. In terms of Ukraine, I mean we do not regret that acquisition at all. It is performing based on [UI] transactionals. We actually achieved the synergy numbers much faster. I do believe though that if we were to rewind and be back in Kiev on that day in October, we would realize that Arcelor would bid more than 4.8. And because they are now realize that growth opportunities are limited around the world. They saw what they had to do with the [UI] and suddenly they are realizing that to grow they do have to pay substantial premiums. And in such an environment perhaps you will not be the ones who would buy Ukraine for, for a lower number. And that’s what we see as happening in 2006 and 2007. So from that perspective it makes sense for both of our companies to combine together so we can actually achieve our growth objectives without destroying shareholder value.

Lakshmi Mittal:

Anyways it’s...Arcelor is following us in the growth [UI]. And like in China we were the first in China now they are acquiring China. We are looking at more opportunities in China. They will also, they said they want to look at more opportunities for this would only create increased costs for both the companies, and [UI] this kind of merger they are looking at India, we are looking at India. So all the opportunities, we are already in Algeria for example, they have signed an agreement with [UI] in Morocco. So you can [UI] we are following, Arcelor is basically following us in those growth areas where we already exist. And if they want to expand in those areas they are only helping the sellers to increase cost and only increasing competition among Arcelor.

Wayne Atwell:

Wayne Atwell, Morgan Stanley. Could you talk a little bit more about your plans for R & D, how many people you’re gonna have. Do you plan to be a leader in developing products, anything in particular that you have in mind? Maybe I’m mistaken, but I don’t think of your company historically as being a leader in R & D. Maybe I’m wrong on that. Maybe you could just expand that a little bit.

Aditya Mittal:

Yeah I think Lou should focus on answering that, but we have Greg Ludkovsky as our Chief Technology Officer here and he is going to make a presentation on R & D. And he’s gonna talk about what we have been doing and, and clearly that’s an unfortunate misconception that you might have.

Lou Schorsch:

Yeah, I’ll comment briefly, anticipating Greg’s remarks, mainly with a focus on the United States. We have between 180 and 200 people in the R & D department within Mittal Steel USA, and by that I mean people that are out in the laboratories, out working in the equipment at the R & D Center, and obviously they, they’re also drawn on quite a bit when we have operating problems or what have you. In addition, a lot of the people that in the past might have worked in the R & D silo let’s say, are out as operating technology people out in the plants. But again, it’s around, between 180 and 200 people.

We made a commitment when we bought ISG that we would make an offer to every one of the people that was with their R & D Group which we’ve done, and that we’d keep that complement of people. I think by US standards you know, that’s quite a capable group and I think that’s reflected in our position with our customers. Mr. Mittal mentioned Ford and GM. There’s some other awards that will be granted later this month even with some of the transplant companies and we’re pretty optimistic about that, we’ll see how that plays out. But I think the record here, we certainly have a good compliment and a good track record in terms of the products we’ve been able to develop and the support we’ve been able to give our customer base.

Chip Bradford:

Chip Bradford from Bradford Research. Can you talk a bit about your benchmarking. The steel industry is not noted for doing much benchmarking either internationally or even domestically. Yet you do a lot. Can you describe what you do and what benefits you’ve gotten from the benchmarking?

UM4:

You know, I’m just thinking about it, it’s a combination of exhilarating and painful depending on where you are, which side of the benchmark you’re on. But we’re [UI] about speaking in those terms we have a very active benchmarking process that works on a global basis at what the best performance is and we do segregate that to a very granular level in terms of thinking what’s the best working ratio performance, the best quality performance, the best usage of refractories, you name it, down to a very granular level. The perfect principle we use for any business planning process is pick the best quarter of the past, depends on the year, the period you’re looking at. It’s a bit awkward at Mittal Steel obviously because the ISG facilities don’t have that history. In the past [UI] we’d look at kind of a five year history at Mittal USA, now we’re trying to go back three years to say, let’s pick the best quarter, let’s understand how we performed in the quarter. Tell us why we can’t do the best quarter over a year. Now typically that’s a pretty ambitious goal. We typically don’t get there but I think it’s a driver, a pull factor let’s say for pretty active aggressive continuous improvement process.

Michelle Applebaum:

Hi. Michelle Applebaum, Michelle Applebaum Research. In the presentation, Aditya you made some comments about upside that wasn’t in your model on pricing that you felt that there would be some benefits in pricing certain products in certain regions. Can you elaborate a little bit on that?

Aditya Mittal:

It’s very difficult for me to elaborate on that. There is some product overlap that exists. We talked about the global product such as automotive and appliance and catering to the global customer. There is product overlap in terms of long products in Western Europe. We are very strong Eastern Europe. They are very strong in Western Europe. So clearly in terms of that environment we could see some benefits. There is generally the steel industry as you have seen has been moving to an environment in which we are adjusting demand, adjusting supply based on the demand environment. And [UI] significantly strengthened through this merger. And lastly, I do believe it will have a knock on effect on the rest of the steel industry in terms of more consolidation, and so the ability for the steel industry to take care of the inventory overhang situation will improve, enabling a better pricing environment.

Michelle Applebaum:	So I guess your bottom line is that in terms of the downturns, the discipline that you get out of the multi-facilities and the overlap would allow more pricing leverage in the declines [UI] market.
Aditya Mittal:

Yeah. And the best example is [UI] ISG. It was a very difficult environment in 2005. We had significant inventory overhang both in the US and in Europe. We just acquired ISG. We had a commitment to grow that company with a union, with its employees. We sat down and realized the best decision was actually to reduce production quite dramatically. We operated [UI] rate of 50% in July and still had positive [UI] and that allowed the global steel industry to turn around in 2005. We did the same production cuts in Europe, an 18% production cut which was followed by the other European players and we could see sustainability arrive in the steel industry. And proof in the pudding from our perspective is the aggressiveness of the bidders in trying to buy steel companies in the Fall of 2005 both in Turkey and Ukraine and in Canada.

UM5:

[UI] couple of questions. There was some commentary in the press that Doray had mentioned that some of the managers would be willing to speak to your management team. [UI] proposal and there was a I guess some [UI]

press speculation that you had submitted 100 page proposal to Luxemburg. I’m just curious whether you plan on giving that to Arcelor management.

Aditya Mittal:

The Arcelor management has always said that please send us the industrial plan. We just don’t believe the postal service will make this transaction friendly. We believe a meeting in which we can sit down and discuss ideas, discuss on why this transaction makes sense and [UI] industrial plan is what is required. And then that has been our position from Day 1. There is no change in our position from Day 1.

UM5:	And so have you approached them at all on any level? I mean have you attempted to have conversations with them?
Lakshmi Mittal:

There is no conversation. We were together in a couple of weeks back in [UI] committee for the whole day, but there was no conversation on this transaction but we had a lot of conversations on other global issues of the steel industry.

UM5:

One last if I may. Any color on your conversations with Arcelor shareholders, because when you speak to Arcelor management they obviously seem to think that their shareholders are obviously [UI]. I was just curious on, any color there?

Aditya Mittal:

We, we have to be careful as to what we say in terms of Arcelor shareholders are suggesting simply because we might be accused of influencing the bid or the tender from a regulatory point of view. All we can say is that we have met 60% of our Arcelor shareholder base so far, explained to them the transaction rationale.

UM6:	[UI] react to the offer [UI]...
Mike:

Mike [UI] JP Morgan. Can you tell us what you really think about the five year goal for the size of your company because I think when I heard you talking about how do you get to 200 million it was pretty much or mostly organic, and I can’t imagine you’re gonna stop on just organic growth for the next five years. So can you tell us what you really think. 200 seems like a low number.

Lakshmi Mittal:

I don’t think we meant to say that 200 million tons we [UI] growing organically. It will be more by merger and consolidation. 15 to 20 million tons is our plan organically and that will be rising out of merger and consolidation.

Mike:	And what, can you focus on any area in terms of the acquisitions, is it mostly gonna be China.
Lakshmi Mittal:	China, India are clearly our focus, which we have clearly outlined. And we have not, we do not want to disclose or anything else at this time. We will do it at the right time.
Mike:

And second question. I’m just kind of confused. Why didn’t you buy Arcelor? It seems like you could have saved a lot of money on both the cost of the transaction and also in the Ukraine and some other transactions you did recently.

Lakshmi Mittal:

Yeah, that is why we are paying 85% premium on the last year’s price. If we would have bought it last year perhaps it would have been much cheaper. But we had too many things going on together. Last year we bought IAG. We cleared the transaction [UI], then we were working on Turkey. We were working on [UI]. So we were working on a few major transactions last year. And that’s why we did not want to distract attention. We wanted first to successfully complete the integration between IAG and Mittal Steel USA. That was our prime focus and at least in the Q2 and Q3. Then we focused on Turkey and we focused on Ukraine that filled the whole year.

Aditya Mittal:

Could I just talk a little bit about the 200 million ton vision. I think you’re absolutely right in terms of the question in terms of how we’re gonna achieve it. If you look at the global steel industry ten years from now almost half of the global steel production will be in China and in India, where we have both Arcelor and [UI] limited presence. So there will be significant growth to achieve 15% of China and India itself is another 100 million tons. And, and from that perspective if we are able to achieve the global market share that we have excluding China and India, in China and India ten years from now then perhaps 200 million tons is a low number and there could be more scope on that tonnage.

UM7:

Just to follow up on China. I think today about 70% of Chinese production is still owned by the government, roughly speaking, and how quickly do you think that private sector ownership in China will rise and how do you feel about competing in a sense against the government?

Lakshmi Mittal:

I think that Chinese government is very steady and [UI] in their policy. I foresee that [UI] last three years they have made a lot of progress. They are fully supportive of consolidation. They want the top ten companies to produce 75% of total production by 2015. [UI] ambitious target and I think they are moving progressively on this direction. China two weeks back talking to the top leaders in the steel industry and I feel that they are committed to this goal of going towards consolidation. Chinese government at this moment is not allowing us to have equal shareholding with the state government. But they have made some changes in the law. They are putting more shares on the stock exchange of the Chinese companies. So [UI] only 25% or 20% [UI]. Only 25% shares they are on free float and the rest are locked in with the state. Now they are allowing the more stocks are listed to be on the free float. So they are making progress and I believe that if merger of Mittal Arcelor happens after merger that should we go to China we explain our intention and we show our strength, perhaps they will let foreign companies to have more than 51% at least one foreign company I’m sure they will allow to go beyond 51%. I am optimistic that in next four or five years we will see a change in the Chinese government policy.

UM8:

Just two questions. Arcelor recently went on the road and described some productivity slash cost cutting, you know, 1 to 2 billion to get to their eventual 7 billion [UI]. The synergies you were talking about the slide show are they duplicative over that or do you think it’s all additive? Or have you seen the, I’m sure you’ve seen the slides, the Arcelor defense document.

Aditya Mittal:

Sure. It’s interesting that you say defense document because it almost implies that that’s not plan. In terms of the synergy, the synergies are a stand alone plan of both Arcelor and Mittal Steel. We have our own standalone plans which we have talked about over the last one year in terms of improving productivity on a global basis, that’s 45,000 people leading the organization, 10,000 [UI] in 2005, a dramatic expansion in Central and Eastern Europe in terms of automotive, expansion possibilities in South Africa, Kazakhstan, mining, all of that you will hear during the course of the day. In terms of Arcelor’s numbers, every steel company every year reduces cost through different measures, whether it is improvement in consumption factors or better purchasing practices or, or better setting practices, etc. in terms of revenue as well. Normally a lot of this is lost because of the price cost [UI]. Right, you have wage increases every year. You have, and especially in this environment dramatic energy pricing visas, consumable pricing [UI], even with customers, with long term customers you have a price down environment because they’re trying to drive cost out of the system. And the key really is, is how much of this price cost [UI] do you accept, do you offset with your management gains. Normally when you look at a steel company you should focus on plans which are out of the ordinary, or business out of the ordinary. So we do believe that for example Arcelor has a polo project which they announced a couple of years ago. Does have real cost savings because there they’re shutting down their Inland facilities and replacing it with slabs from low cost environment. They’re Lux 2006 project in which in 2005 they shut down some facilities in Luxemburg has merit. So specific projects like that which you can see are changing business as usual environments have value. Business as usual management gain type of numbers is difficult to quantify and difficult to agree with.

UM8:

And the second question is on iron ore pricing and vertical integration. You’re saying 80%, you know, the standalone company, is that a max number that you can get to, you know, if you look at the next three to five years into the future can you consolidate more of the iron ore. I mean how big, how big of a supply can you get and what do you guys foresee for the next you know, two or three years in iron ore pricing globally.

Lakshmi Mittal:

[UI] in our opinion iron ore market will continue to be strong and there will be a strong demand situation for the next two to three years. Chinese are [UI] imports and they will continue to import. And for a group like, 80, 85% is a very high captive iron ore supply. We would like to keep it between, [UI] about 55 to 60% on Mittal Steel alone, [UI] Steel alone it could be at 85%. Still we will be one of the largest buyer of iron ore in the market.

UM9:	So as a combined company how, how high do you think you could go, or what is your desire to go and also on pricing.
Lakshmi Mittal:

Our [UI] is about 20, by 2010 we should be combined entity about 50, 55%. We have, there are going to be iron ore paper this afternoon perhaps for 28 billion ton of [UI] capacity we are planning with investment of about $1.3 billion.

Aditya Mittal:

If I could just add in terms of iron ore. Our iron ore strategy is based on two principles, and to the extent that we can achieve those principles there might be some more additions. And that is, the mine has to be in close proximity to the steel, steel company. Which provides through the cycle dramatic trade cost savings. And that’s what we have done by expanding in places like Bosnia, in places like Kazakhstan, places like Ukraine, Algeria, et cetera. The second is we don’t want to get into competition with the iron ore majors and looking at assets because we believe that in such an environment it will be reducing value for our shareholder base. So we get [UI] situations in which we have a natural edge or a natural advantage which the iron ore majors don’t. And that’s what we have in Liberia and Senegal because of the history of Liberia for example selling to Bethlehem Steel, and Bethlehem Steel having ownership position in the Liberian mines. In Senegal the government is very interested that any buyer puts up a small steel facility we can probably do that and [UI] cover costs [UI] cycle. So it’s really focused on that, and from our perspective very comfortable at 50 to 55%.

Dave Martin:

Dave Martin, Deutsche Bank. Just one question. You commented on leveraging Arcelor’s distribution business. Could you give us a little more color on what you envision where and to what extent you will expand their distribution system and is there a risk that you would alienate some of your customers as being the distributor particularly in North America?

Lakshmi Mittal:

Today, it will be interesting [UI] Arcelor has, they are very strong distribution capabilities in Europe. They are more than a hundred service center and distribution centers. They are doing about 14 million tons out of which 10 billion tons is from their own [UI] company and 4 billion ton is from non-Arcelor business. We trade about 18 million ton in Europe. So we think that

[UI] can [UI] distribution infrastructure and can distribute products through these channels. Going forward definitely it is interesting point to look at whether we can leverage those capabilities to expand in North America. American companies had business in the past linked together, but they are all decentralized. They [UI] them off. There are structural issues. But we do not know how they will unfold going forward but we will definitely like to look at it in the future.

UM10:

I was interested in the comments on the stainless steel business. Do you think the problems that Arcelor has in Europe are solvable by working on the assets in Europe or do you think that the company would be better suited as part of a global, you know, more global enterprise?

Lakshmi Mittal:

[UI] gap in the performance between Arcelor and the other competition. [UI] experience of turning around companies. We have done it in the past. Aditya gave an example of Unimetal how Unimetal was making losses before we acquired them, how it was a non-core business, and how we turned them around, how we turned it around and made it profitable. We believe our turnaround experience with maybe with our view to further look at consolidation, globalization in the steel industry, perhaps that could be an opportunity to create a different business model. Clearly there is a difference in the [UI] margin and we will definitely like to look at it with an open mind.

UM11:	If majority consent was predicated on reducing super voting rights well you’ve said 2 to 1 to 1 to 1, would you be willing to do that to effectuate the transaction?

Aditya Mittal:

See I love all these questions because they try to isolate many variables into one, and in any negotiation process there is never one variable which can shift the deal. It’s only a whole package. And from our point of view the package that we have offered on the table is very attractive because it’s primarily a share exchange. There is tremendous value in our shares. We have demonstrated that we’ve created value in the global steel industry. We have demonstrated that the family has been reasonable in its approach to its shareholders and that’s the package which is on the table.

Scott Burns:

Scott Burns, Morning Star. If you look at your global network there’s an obvious gap in Latin America, and I was just wondering if you could comment on you know, what has it been that hasn’t been attractive to Latin America? It seems to have the vertical integration, the iron ore, you know, is the government, is it an unworkable situation? What prompted you to not really look at Latin American, especially Brazilian assets?

Lakshmi Mittal:	We [UI] for this merger. That’s all I can answer because there are a lot of countries which tomorrow you can ask me but we thought that we believe we will have opportunity some time.
Scott Burns:	But there’s no structural or governmental issues or anything.
Lakshmi Mittal:	No, no, no.
UM12:	[UI] question [UI] with America [UI]. [UI] Thank you. And after that we have a break. But we try to go on until [UI] too late in our program.
Lou Schorsch:	Good morning and welcome to Chicago. I think we need to reshuffle some of the individuals up here and I’d like to ask at least Mike and Greg if you could at least come to the front and be able to talk a little bit about your functional areas. And then Bill Brake as well. I need help from somebody to get the right presentation up. Well again my name is Lou Schorsch. I’m the CEO of Mittal Steel USA and I’d like to introduce a broader group that’s gonna talk about our business in the Americas today. I’ve got at the end of the table P.S. Venkat, who was the CEO of our operation in Lasaro-Cardinas in Mexico, the largest slab producer in the world, and then Richard LeBlanc who heads up the operations in Canada, Mittal Canada. Also joining us up here will be Mike Rippy who is the Executive Vice President of Sales and Marketing for Mittal Steel USA. Greg Ludkovsky who was our Chief Technology Officer at Mittal Steel USA, but also the Chief Technology Officer for Mittal Steel more broadly, and then depending on the schedule with a trip to Burns Harbor with Mr. Mittal, Bill Brake, who’s our Executive Vice President of Operations. Again, the same disclaimer that Julien went through earlier. I won’t read through that again. What we’d like to do is give a little bit of an overview of these operations in North America and then talk about each of the main operations in turn. To start with the flat products operation and Mittal Steel USA where we do think we will show very clearly that we’ve got market and technological leadership. Then Richard will talk about our long products operations here as well as some modest flat [UI] operations in Canada where again we think we have a very distinctive position particularly in the high value end of that market place. And then finally Vanket will talk about how we’ve grown the business in Mexico from a very challenged operation to now the world’s leading supplier of merchant slabs both in volume terms and in terms of value added markets. Some of the highlights are that we think across all these operations we have a leading market position with some of the most demanding customers in the world, and that’s all supported by strong R & D, strong product development, strong assets, etc. Our product mix is very diverse as you might expect for the scale of the company we have across all the major products that make up the steel market. We’ve got a very strong asset base which we’ve been continuing to invest in. I’d say we’re very prudent and disciplined in terms of how we invest, but across the board where there’s opportunities to create value to investment I think we’ll [UI] for example in Mexico most clearly, we’ve been willing to do that. We’ve got a distinctive, pioneering partnership with our employees. That’s probably most salient I would argue in Mittal Steel USA, building on the ISG relationship and the phenomenal breakthrough that that company established when it was built out of an Ltd. Beginning coming out of Chapter 7. A strong record of community service, corporate responsibility, and last but not least of course outstanding economic performance. Let me give a bit of background again looking at the entire region. And one point [UI] to make is that across all our market places in North America we really have been the principle driver behind consolidation of the North American Steel industry. You can see the list of companies that at some point came together, in many cases long before Mittal Steel made any acquisitions here. But they came together to form ultimately Mittal Steel in our region. And you can go back even as far as a company like Allen Wood acquired by [UI], I think if you know who Allen Wood is you’ve probably been a steel analyst for a very long period of time. And you can see a tremendous consolidation that’s been driven ultimately by Mittal Steel in putting companies together reflecting our longstanding commitment to consolidation being a critical strategy for creating value in the steel sector. Now we’ve not done this just to agglomerate or become large for its own sake. I think throughout our acquisitions record we could show that we’ve created value and that in fact we’ve created a virtuous circle where the value that we create through acquisition then generates financial capability and wherewithal to take the next step consolidating our industry. If you look at that, that’s very clear. To take a couple of examples in the Americas. First the Lazaro-Cardinas facility, which was the former Sidalsa, or Sicarsa I guess is the correct name in Lazaro-Cardinas on the west coast of Mexico. This was the facility that had been government owned. A horrible white elephant and almost embarrassment for the Mexican government which we purchased in 1992. And you can see how we’ve had, made tremendous strides and Venkat will give more detail on this, both in terms of increasing the [UI] at that facility and in achieving significant improvements in productivity. Inland may be less dramatic but you know, from a stronger base significant improvements both in [UI], in part because of the way we run the facility but also was facilitated by investments and significant increase in productivity. We’ve basically captured essentially all the attrition from the workforce in that facility since it was acquired by Istat International in 1998. What we have now when we put these companies together is ultimately the largest and most efficient industrial network in the entire Americas. We look forward certainly to complementing this with more operations in South America through the merger with Arcelor. But this gives you a picture of where the facilities are located highlighting in particular with the breakout there where the facilities are at Mittal Steel USA coming out of again many of those [UI] companies that we went through before. And you can see we run the gamut from integrated facilities through electric furnace in many cases DRI based operations, mini-mill type facilities and downstream processing operations. Mike for example will talk about 1 Ion Tech and Ion [UI] that we think is really a flagship for the global steel industry in terms of its quality and product capability. Let me move from there to begin talking about the flat products operations in the United States. There’s two major companies that came together to form Mittal Steel USA, [UI] Inland again which the Mittal group acquired in 1998, and ISG. If we look at [UI] Inland this give you a little bit of a background for the company. It’s founded as Inland Steel Company in 1893, so more than a century of performance for the predecessor company. You could see the acquisition was in 1998. And throughout this period one of the points that we wanted to make was that certainly if we begin going back to let’s say the mid-1970’s the company has invested tremendously to build a strong, capable, low-cost high quality business that began first of all with over $1 billion invested in primary operations, a new iron mine as well as the largest blast furnace in North America, our #7 Furnace there in the late 1970s.

Then about a decade later the commitment to with Nippon Steel, that partnership with the construction again over a billion dollars invested in finishing facilities, pickling, coal rolling, continuous [UI], electro galvanizing and hot test galvanizing with the Ion Tech and Ion Coat ventures. And then over the past ten years or so significant investments, not quite a billion dollars but very significant investments in upgrading primarily the quality capabilities of the facility at the major Inland, Indian Harbor Operations of Inland. After the acquisition until the announcement of the deal with ISG, in fact [UI] Inland was the best performing integrated company in the United States in terms of operating profits per ton for 21 consecutive quarters, again until the announcement of the ISG deal. So with the acquisition I think the turn around capability through a very difficult period for the American steel industry was documented in the fact that our company was the best performer on a very sustained basis versus the entire peer group. We turn then to the other side of the house, ISG. This was in a lot of ways the new model for the entire American steel industry as that company emerged, financed by Wilbur Ross and was bringing kind of a mini-mill mentality as well as a very strong partnership with the union to the integrated sector of the American steel industry. You can see the household names that made up ISG, what were some of the key features or key innovations that this company developed and introduced and which we are very definitely trying to maintain and strengthen as we go forward. First, a unique and strategic partnership with the United Steel Workers. Elimination of legacies, obligations [UI] to the bankruptcy process. But all those costs now either eliminated or variable-ized for us. Very much a blank sheet definition of a new contract. We have Tom Wood here who is our Vice President of Union Relations who was the pioneer for that and I think would be available at lunch or dinner to discuss that, that effort. Elimination of a lot of supervisory levels. The target of having more than five, and in fact if the contract language is at least four, more than five, between four and five supervisors per hourly employee. We’re actually at 5.3 today. And a very participative, business oriented culture in the workforce. The second point Mr. Mittal mentioned it already in terms of our Cleveland facility where the difference is most stark. And entrepreneurial mini-mill culture. When those facilities came back into operation there was a careful selection of new employees of the new workforce and again the most stark example is at the Cleveland Works over 3,700 employees pre-bankruptcy under LTG. 1300 employees ad again 3 and a half million tons, and not just of semi-finished products, but now we’re introducing a galvanizing line that we’re just starting up there today. Hot well product, cold well product, etc. Retirement incentives to try to get the workforce at all of our facilities down to that very efficient level, and a fair amount of turnover and management withdrawing many people, younger people particularly from the mini-mill sector. And then finally the company continued to make major investments and upgrades to facilities as it emerged prior to the acquisition by Mittal Steel. Let me give you an update then on where we are in terms of integrating these companies. I think this is essentially very relevant theme for the Arcelor acquisition. If you look at where we were when we started we had a tremendously diverse base of management. We had a meeting recently of kind of the top 50 or so people and we counted literally 28 predecessors Mittals companies in the backgrounds of the individuals we have on our team. So we’ve got a lot of, let’s say a very diverse DNA or gene pool to draw on as we think about the company that we’re trying to build. Immediately there were six predecessor companies, a lot of them with their own different systems and approaches to the business. ISG was run very loosely, on a very decentralized basis, minimal integrated operating of financial systems, significant difference in compensation and personnel policies between ISG and the former [UI] Inland. And having to put these companies together with at the time 21,000 employees, 19 different sites, a big challenge as we went into this. We made the challenge arguably more difficult by saying rather than imposing one company’s culture on the other we wanted to take, make a genuine effort to develop a company where the culture was really the best of, best of both if you will. What we found is you know, a very exciting, participative entrepreneurial culture at ISG that we wanted to maintain, certainly with the union partnership, and a lot of good financial disciplines, the benchmarking, etc. at Mittal Steel, but also we wanted to make a critical part of the new culture. That’s reflected in the leadership of the company. I’ve got 9 direct reports, three of them come from the former ISG, 3 from the former Inland, and 3 we recruited from outside. We are now working hard to develop what a new culture should be. No ISG, no Inland. You know, what do we really want to create as a management team and as a company in terms of our new culture, and working very hard also on ongoing development of common systems, a big focus last year was to get everybody on the same page in terms of compensation and incentive programs. We’re now working very hard on the financial reporting and IT planning and scheduling and so on. Where are we in this process? Mr. Mittal mentioned already that we’ve captured about, as we’ve identified it about 120 million of $250 million of synergies that we identified when we put these companies together. The target was about $150 million in purchasing, $30 million in just sharing best practices for example, we think the, the blast furnace operations, the former Inland are pretty good. Or at the former ISG rather. The steel operations at the former Inland have something to share with their colleagues at the former ISG. So best practice is about $30 million. And then finally optimization, making the right product at the right facility, that’s another $70 million there. It’s interesting that we had minimal savings related to head count reduction. I think both of these companies were very leanly managed. We’ve gone through some restructuring as you know with the [UI] facility, but in terms of the hardcore synergies of putting these companies together, the head count reductions have been minimal. Again, we believe we’ve realized about $120 million of this $250 million target by December 31 of last year. And in addition to that there’s about $60 million we’ve captured through one time inventory reductions, primarily in scrap. We’re working hard on iron ore, from which we think we can generate a higher number in terms of inventory reduction through this year and beyond. And finally by no means do we think that $250 million is all we’re trying to get and then we’re done. I think we see continued opportunities and benefits in optimizing these assets and improving the performance, but at some point [UI] we say we’re trying to build a single company and a new culture, those opportunities become more a matter of a continuous improvement of the ongoing entity than they are synergies connected with a merger. So again we can keep working hard on this. We think we’ve made good progress and I think the approach we’ve adopted here is one that would work very well with a company like Arcelor as well. There’s been a lot of discussion in the, or since the bid was announced about perfume and cologne and the quality of the assets in this part of the world. I think the best measure of that and we’ll talk at some point about those assets, but the best measure of it is our position in the marketplace and our customer base. And let me ask Mike Rippy our EDT of Sales and Marketing to comment on that. Mike.

Mike Rippy:

Thank you Lou and good morning everyone. Before I flip to the next slide, Lou has talked about a lot of the hard work that people have been doing in integrating these two fine companies, the former [UI] Inland and ISG over the course of 2005. And clearly our goal is to become the preeminent supplier of value added products here in North America for what are the most demanding customers in the world. So that’s our goal. We want to do that with low cost. We want to do it every day. We want to be reliable. We want to be strong. You see a lot of the same words up on these banners. That’s what we announced to the world that our company’s going to become, what we want to be. So that’s the value of our brand. The, and Aditya said it earlier, the proof is always in the pudding. And where’s the proof here? It’s customers or the market’s reaction to our brand here in the United States. And the next slide will illustrate to you some of the enthusiastic acceptance of our brand in the market place. What you see here is really a who’s who. These are the most demanding customers in the world. They want value. They want reliability. They want service. They want quality. They give us a report card every day. We set out, Greg and Bill and the thousands of people that work for them to earn the right to supply these customers. The report card is up here. What's happened in 2005. How has the market reacted to this merger? And what’s happened, and you’ll see, and I won’t read all the bullet point to you, but the fifth bullet point down with regard to the automotive customers in North America, we’re the largest supplier of automotive in North America. And a question would be, does one plus one equal two or does one plus one equal three. And here we can see the value of the merger in that our company grew its participation with every single automotive account for 2006. Every account here in North America. Not just the big 6 but also the smaller players in North America. We grew with every single account. We do our volumes and we do our shares. So clearly there’s an acceptance of the value that we offer. And the auto companies are looking at us and when the other major [UI] are looking at us, other of our competitors made quality products. They deliver them on time. But what do we do that’s unique. They’re looking for that reliable, strong supplier not just for this year’s requirements but for all of their requirements going forward. As you all know, our customers are becoming more and more demanding every year. We as consumers of automobiles become more demanding every year. We want better safety. We want better fuel economy. That’s a very difficult equation to solve for. Greg will talk a lot about the work that we do not for this year’s platform but for platforms 2008, 2010. So they want this strong company that’s going to be there year in, year out and help them build their global platforms as they look to expand their market shares throughout the world. So we’ve had good success. Greg and his team have done a great job. Bill and his team have done a great job. We have unparalleled and unrivaled product diversification. We have a lot of depth. We have a broad range of products. So we have the product portfolio and the assets to support these kind of value added products. So unparalleled here in the United States. Wide range of markets we participate. You see our largest market, which is consistent with the way the North American market is organized. There’s distribution. A lot of the distribution tons of course wind up back into automotive that we serve indirectly through distribution as well as directly, 29% of our shipments go directly into the automotive sector. Pipe and tube construction, packaging, that’s our tin mill product area. And then appliance. These are the major markets in which we operate. Product mix, as we indicated earlier is a value added product mix. 34% hot roll, 26% coated, 23% cold roll, 11% [UI], and 6% tin mill products for the packaging industry. And finally, before I turn it over to Greg, and Lou mentioned our downstream processing capabilities, we do have a very distinct and successful joint venture with Nippon Steel, Ion Tech and Ion Coat. Ion Tech is a 1.7 million ton per year continuous coal [UI] facility. It is the lowest cost, highest quality coal [UI] facility in the United States, combined with Tech where 40% of the substrate, coal well substrate from Tech goes to Coat. Coat is another joint venture with Nippon Steel producing galvaneel, an EG product for the automotive industry. This partnership was formed back in 1989. Startup was in 1990 and 1991. The partnerships have now been extended to 2021. Partnerships and Lou mentioned investments in excess of $1 billion. We believe that’s the largest investment that NSC has made outside of Japan. There’s a technological cooperation that exists between our two companies to satisfy principally the Japanese auto companies as they’ve moved to the United States from their traditional base in Japan. And this is a very significant enabler to allow us to penetrate the Japanese auto market which has been the fastest growing sector here in the United States. With that I’ll turn it over to Greg and he can talk more about the work that he and his research associates are doing. Thank you.

Greg Ludkovsky:

All right. Let me just say a few words about R & D of Mittal Steel and then some specific examples of what we do. Mittal Steel R & D structure operates at two levels. We have a local R & D and we have a corporate R & D. Local R & D departments are affiliated with individual companies and support them in a tactical manner. We have three corporate R & D organizations, one which will be mostly presented today, North America, that deals with [UI]

products research. We have corporate R & D in France that deals with long products research and we have small corporate R & D department in Czech Republic that deals with [UI] issues. Now the function of corporate R & D is two fold. The first is an industrial [UI] and the second is in the center of excellence. As industrial park [UI] individual units in executing their business plan, in selecting proper equipment, in applying the best practices and assisting them in sophisticated problem solving. As industrial as the center of excellence the goal is to develop knowledge and effectively disseminate this knowledge throughout the company. Now there are three main functions performed by R & D departments: [UI], product research and [UI]. The first [UI] probably quite known to all of you. The next, the third one product location may be a little bit less known. But let me start with process research. The process research we do new developments, developing new techniques, new processes. For example, one recent development that is going on right now is development of process to improve significant quality of high phosphorous ores. Our pilot operations in Kazakhstan will soon be commissioned and it will enable the group further to dramatically decrease our costs by giving access to the wide resources that had significantly less beneficial properties before. We also developing quite a lot of new sensors. For example [UI] introduced infrared detection for [UI]. We introduced several [UI]-graphic equipment for control of the properties and shapes [UI] and many, many others. In addition this organization is actively involved in state of the art R & D in the field of use of electromagnetics in the steel industry. As we speak, we are working on the kinetics [UI] in our [UI] operations [UI] currently Czech Republic installing a new [UI] developed exclusively by us that has superior performance to anything else in the market in Czech Republic. In area of product research I will give you a little bit broader picture in the next slide, but we have an extremely comprehensive product portfolio [UI] al the [UI]...Let me say a few words about [UI]. In one of the slides that Mike shared with you was a very important note, that Mittal Steel was a pioneer, the first company ever to introduce building [UI] concepts in the steel industry. We have our people operating daily in the customer community, engineers [UI] in advanced engineering groups in R & D departments of companies like Ford, GM, and others. Working side by side with the people who create the new generation of vehicle, new generation of appliances, etc., etc. Their function is two-fold. Well first of all [UI] of our companies to the client base. And they’re performing two main functions. They translate customer requirements. They [UI] materials, you need for quiet appliances, etc. into product functionalities and facilitate product development on one hand. On another hand they take all innovation that is developed in the group and bring it to the customer in a timely manner, making sure that their obligation to their client base and to the society are met in the fullest possible expense. So these people are driving the full process making sure that our products are positioned in a proper manner, in a timely manner, and [UI]. But let’s talk about for a few moments about the product portfolio. This is one of the most broadest product portfolios any steel company in the world. It stems from the softest steels available to the market to the very strongest steels as well. One thing that I am very proud and I repeating it on more than one occasion. More than 50% of all bumpers produced in the United States made out of [UI] steel produced by Mittal Steel. Every time majority of Americans sit in the car, they trust their safety, their personal safety, the safety of their loved ones to the products that have been developed by this company and the products they will continue to develop [UI] our self in the market place. Let me just answer one of the questions that was raised earlier because [UI] would be later on, the size of R & D. To me, size of R & D has marginal importance, though we have a sizable R & D effort. Most important thing in R & D, results. We would not be a company of choice. We would not be growing at the level that Mike just described, and we would not be given recognition of number one in technology for many years running if we didn’t have state of the art, superior [UI] ability. It’s one of the most advanced companies in all the world today. With this I’m gonna give it to Bill to continue with manufacturing.

Bill Brake:

Thank you Greg. I think many presenters have touched on our highly competitive assets here in Mittal Steel USA and I think many of you are familiar yourselves with some of the highlights that we have across the plants that you saw on Lou’s slide. We have four of the seven largest blast furnaces in North America, and almost to Greg’s point, size in and of itself isn’t of value. Running that size, managing that size and optimizing that size to match the market is the value. We’re very proud of our accomplishments over the last several years in Mittal Steel USA. We have four of the eight hot strip mills qualified for wide exposed automotive applications and three of the four hot strip mills in North America using 100% [UI] furnaces, which of course produce the superior surface quality and high production yields necessary to be competitive in demanding markets. We have three of the six continuous cold mills in North America. One of them you were just introduced to at Ion Tech. We have three continuous [ph] Anelions [ph] in North America capable of producing high strength steels for demanding applications and four of the ten third generation hot [UI] lines. As Mr. Mittal pointed out earlier you can see on the right a high productivity chart that shows 2005 metric tons per, shipped per employee and where we are in revenue per employee. Very high productivity in Mittal Steel USA. Now this chart really doesn’t do justice to the idea behind it. This chart really talks about our core values in our, that our reflected in our distinctive union partnership. But most importantly and what can’t be captured in this sheet is the value to the business that this partnership brings. I’ll highlight a few of these efforts here, but you need to experience it in the plants, you need to talk to employees, you need to look a little closer perhaps than you have traditionally to see how these attributes are brought to the bottom line. Most importantly we have union participation on all levels of decision making. And this isn’t just specific meetings where we’ll bring in the union leadership and we’ll talk about certain items. This is a continuous flow of union participation. There is more than an open door policy, it is truly a partnership. There’s open access to all financial information. We share dilemmas, we share successes, we share very real numbers in a very transparent manner. This really goes against the traditional grain in many manufacturing companies, and certainly in the traditional steel company where there was a lot of acrimony and a lot of distrust between the company and the union. There’s no need for that. There’s no time for that. We don’t participate in that. We share our business. We treat each other like business men and women and we share our successes and our challenges as business partners. We have joint problem solving around plant performance challenges and this isn’t just what was in vogue in the 80s where on Tuesday at 1 o’clock we’d ask the union what we would do on a yield issue and then Tuesday at 1:30 we were done asking their input. This is truly again a continuous frontline effort. It’s very easy to point out and I’ve heard it said that you know, we’ve given the union a voice. But I think more importantly than that and where the true value comes is that we’ve given supervision ears. And only working together can you truly bring value and change to the workplace. We’re very, very proud of that effort. We have a commitment to self direction. We have a commitment to employee involvement, and there’s no better way to show that than to help a low supervisor to employee ratio. The days of extra supervision and watching people at the clockhouse and running after people with pens and pencils is not the culture of trust, is not the culture that leverages sophistication, is not the culture that allows each employee to bring the most to their business. And it’s not the most efficient way to run a competitive business in the 21st Century. And most importantly, and I think that it truly underscores our culture, our commitment to our employees and our partnership is our joint focus on safety within Mittal Steel USA. As you can see in the chart there is a, the Bureau of Labor Statistics OSEA recordable rates for 2006, you can see an improved trend here for Mittal Steel USA and our improved target for 2006 and we are on our way to making that target. But we only do that through a partnership, and we only do that working together. Outlined in these bullets are some of the joint partnership teams that exist and that are very, very active and very functional and one of my favorites is in the middle, this ad hoc team of which I am a member, and it’s got a representative from every level of the organization from myself to a laborer, and it spans every plant that we have in Mittal Steel USA. So you get a very different voice, you get very different perspectives on safety and on health and on our culture and on caring for the employees, and I mentioned I am just a member. I am not the leader. I am an ear and I am a voice. And it’s working very, very good. With that I will turn it over to Lou Schorsch to finish the presentation. Thank you.

Lou Schorsch:

Thanks, Bill. [pause] All this gets tied together in terms of our financial performance and again through a very rocky period for our industry, well, you can see shown on the left-hand side here the our – our kind of quotes of [sounds like “peer group”] integrated steel companies [sounds like “the they’re”] remaining [UI] steel companies in the United States over a sustained period of time steel [UI] crisis and we’ve started the [UI] here with the acquisition of – of [ph] Enlen [ph] by [UI] our predecessor, [ph] Camitel [ph] Steel, what has been our kind of key motive, [sounds like “operate”] [UI] versus again the two other companies that survived in the United States, integrated companies to this period, you can see that we’ve essentially lapse of field with the next closest competitor, AK Steel. That’s continued, on the right-hand side of the page you can see metrics looking, again, at operate and [UI] and I should say, if you can see the footnotes, we have made some adjustments to make sure that we’re, as much as we can, comparing the apples to apples, but we were the best performer in North America of the major integrated companies in 2005 and I would say that’s with kinda two handicaps if you will, one is [sounds like “putting out”] these two companies together, that was a very daunting prospect, the merger was in – took effect April 15th of last year, and, secondly, I think we arguably did more than our fair share, did more than any other company in terms of reducing output to deal with the inventory overhang that – that cost the weak market conditions in the second and third quarters of last year. Despite that, we continued our record of outperforming our peer group in 2005. And we recognize this is – this is history, what have you done for us lately, we’re very committed to continue to working on that front. What is important, I think, to be able to look back and say, “We delivered,” in terms of the – the key metrics for everybody in this room, which is the – the profitability of the company. Let me go from there to talk a little bit about our strategy and – and take a more of a forward look in terms of – of the prospects for our company. Our mission and this is consistent with – with the entire company and consistent with appearance is to make Mittal Steel the most admired steel institution in North America. And we think we are big enough player here in our marketplace that the way we can – we can make that happen is to, [sounds like “a vision of Stanley”] we wanna really be the best – the market leader in the North America in every dimension that matters, be that productivity, be that safety, be that an environmental record, be that certainly our profitability. How are we gonna do that? Again, at a – at a kind of very summary high level, we think we’ve got at least four distinctive advantages that we wanna use as – as the core elements or attributes for our strategy: our scale, both in terms of our – our own operations here and on global basis; the second, we are a global company, we’ve talked a lot about our purchasing performance, I think that’s one of the key strengths for Mittal Steel, a lot of that has to do with identifying sources for materials, parts, et cetera, on a global basis, that’s part of our global scape – scope; we will see how it develops in terms of the value proposition we can offer to – to international customers, but, again, that’s another advantage that very few other companies, maybe no other companies, can offer. We’ve got distinctive people systems, I think Bill has – has talked about that, certainly with the union relationship. I think the general environment with the union and – and companies in this – this part of the world has certainly improved. We think we’re clearly the pioneer there in the vanguard there; that should be a sustainable advantage for us and we wanna build the similar kind of advantage in terms of the systems we put in place for our salaried people. And, finally, we’ve got a very strong assets base, Bill went through some of the features of our facilities, again, we need to keep maintaining those; we’ll spend money in a very disciplined kind of way, but that’s another advantage that we can build on. We know we have to be [sounds like “hiring”] cost competitors across the board; we recognize that this is to a great extent a commodity business, well cost as a price of admission, but at the same time we think we have distinctive attributes that allow us to compete very effectively in a very substantial part of the market [sounds like “that’s valued”] as the kind of quality, technical service, delivery performance, and so on, but we really should be able to distinguish ourselves and, as a result, earning superior returns and strengthening our brand across the board. Let’s look at growth opportunities, again, from a very high level, 30 thousand foot here, but – but we really do think despite our size, and we have about 30 per cent market share, roughly, in – in a [sounds like “flat roll”] market in the United States to – today, shared production; we still think there’s significant room for us to improve, either because our market share is a bit lower than – than the 30 per cent in some segments and that’s sort of shown along the vertical axis or because we have distinctive competitive capabilities that should warrant the higher share shown along the horizontal axis. You see there’s several key markets, the automotive, even though we’ve grown our market share there last year, we think there’s significant opportunities still to be captured there, because we have distinctive assets, because we have the RND capability, et cetera. And you can see across the large range of markets, we do think, despite our size, currently there are significant opportunities for us to grow. Secondly, we build and justify that growth on the fact that we have an ongoing commitment to significant cost reduction; I’ve mentioned already the synergies, we certainly have committed to capturing those synergies and more; we expect over the next several years that – that we know we’re gonna see – we can – we can [sounds like “bank on”] some financial benefits connected with the financing of the IN Tech and [sounds like “IN Code Ventures”] that Mike talked about; we are making significant commitments this year and it’s a major focus not just for us as management, but through the [ph] R Incentives [ph] systems for the entire salaried workforce to focus on energy conservation projects; we’ve got several major capital projects, but also the little things, [UI] even turning out the lights, that we think will have significant benefits for us. Continuous improvements continues to be a focus for us, yield, repair and maintenance expenditures, working [UI] [sounds like “shares”], small and high return investments, and finally, as we grow in the marketplace, this is still a business where that extra volume, that increment of volume counts a lot in terms of cost, that [UI] consumption is gonna be an important benefit for us. So we think, without putting numbers around at this point, that there’s still significant organic growth opportunities for us to improve our margins, improve our positions in the marketplace in – in North America, even though this is not inherently a growth market along the lines of some of the developing [UI] that we talked about earlier. Finally, let me talk about potential synergies between Arcelor and Mittal Steel USA. Again, it’s – it’s still something that we have to work out and it’s more anticipatory at this point, but we do think there are going to be significant opportunities connected with being able to provide to, for example, the automotive companies a global value proposition. We’ve already seen since the merger of Middle – of [ph] Eastprad England [ph] and [ph] ISG [ph] several years ago - last year, excuse me - we’ve already seen significant change in a dialogue we’re having with the automotive companies, where the focus is much more on value-added service, longer term partnership, et cetera, we think that’s only gonna be strengthened as we look at a global supply capability. There’s going to be significant scale economies in RND. We – both companies have a strong RND commitment, we’ve committed to maintaining the RND activity, [UI] exciting to be able to think about amortizing that RND investment across three times as much volume as your next largest competitor in the marketplace. That’s a tremendous advantage for the company going forward. Potentially, there’s a potential for elimination of redundant investment programs between the two companies. We both operate in value-added products. [ph] Arcelor [ph], we’re recognized as the world leader in exposed hot [UI] galvanized products; we very much look forward to working with them to be able to adopt those processes in our operations here in the United States. And, finally, although they may be relatively modest to start with, we expect there will be some [sounds like “cross owing”] opportunities. Greg mentioned already the – the high strength – ultra high strength steels, [sounds like “non-acidic”] products, for example, that we make for automotive bumpers; [ph] Arcelor [ph] does not make those products. There may be opportunities to sell our material in Europe. Similarly, we don’t make 409 stainless, which is another high-valued, easy to ship product used in the automotive sector. We may be able to sell their product in this part of the world to our customer base. So let me conclude here with a discussion of – of Mittal Steel USA and hand it over to Richard LeBlanc to talk about [sounds like “long”] products and operations in Canada.

[pause]

Richard LeBlanc:

Thank you, Lou, and [UI] everybody is still awake after a long – long morning. And we’re going to shift from flat products to long products, so [UI] keep you more awake. Let me give you an overview of what is a long product in [UI] business. First, we are operating in three countries, we have operations in Trinidad. In Trinidad, we have [sounds like “treat the alloy”] [ph] Midrex [ph] modules that are [sounds like “supposed to stay”] on close [sounds like “three million tons.”] We have two electric furnaces [UI phrase] and – and [UI phrase]. One of the things with this operation, we have access to very cheap gas to produce the alloy and this really give us an advantage from having good metallic [sounds like “phase”] to support our long product operation. In the USA we have [UI] in Georgetown, it’s electric furnace, [UI] castor and a two-string rod mill; [ph] Stillcon [ph], it’s electric furnace, long castor and [UI] production, [UI] production and a [sounds like “bar”] mill. In Chicago, it’s electric furnace, and bar mill. In Canada, we have to mini-mills, the Metal Steel Canada, [UI phrase] that’s really a mixture of flat and long product and also we’ve got to DRI [ph] midrex [ph] modules. We have [sounds like “sad”] castor, [UI] castor, rod mill, a bar mill, hot strip mill, cold mill. And we also just acquired the [UI] operation from [ph] Starco [ph], it’s a mini-mill, electric furnace, [UI] castor and a bar mill. So in total we have – we’re one of the major producer of long product in Americas. Just to give you an example, in ’05, this was before the acquisition of [ph] Naranba [ph] we shipped 3.6 million tons and 60 per cent of our shipment were in a value-added; and this is one of the important points, we’re in a [sounds like “wire”] business, there are rod – bar business, rail, we also have downstream operation on the flat side, which is unique to the Canadian operation, we’re really in a very diversified flat [UI] operation, including a small pipe mill. So what – if we look at the market, so we ship

3.6 million tons in ’05 and that wasn’t really – we kind of scaled down the operation, our capacity with the acquisition of [ph] Noramba [ph] is over 5.5 million tons. And we also – Georgetown was acquired in ’04 and they are still on [sounds like “raising”] up mode in ’05. So – and we have to rebuild the market for the Georgetown operation. The market size is about 30 million tons in America for long product. Off of this 30 million ton, about 8 – 8 million tons is really imports, which usually is low [UI] imports, like in a mesh wire, rod mesh-type. So if we – if we say we – we can ship for close to 5 million tons out of available market of 22 million tons, so we’re a significant player in a long product, and this is still a very diversified – there are so many small players in America. And one other thing we also – we also have we – we have the downstream operation to support our [sounds like “middle”]. We can produce – with our [UI] we can produce 80 per cent of the product mixed [UI] use in America. And in fact [UI] were not producing [UI] in our middle, or [UI] [sounds like “neither”] [UI] some of the products mixed. Which [UI] we can cover basically all the market. Our production facilities are very close to the key user and being in a Chicago area, we have operation in Detroit, and, as I said, we [UI] from Trinidad to Canada we cover really North to South the industry area. We have a wide acceptance by OEM and we’re already in the [UI] supplier of steel for very demanding, safety-critical end use applications. We are recognized for our technical expertise and we’re supported by domestic and overseas RND facilities. So we are working very closely with customer to develop new product and new utilization of the steel. We also [UI] have [UI] marketing, we – we produce products like rails, we – we have vacuum [UI] gas [UI] and [UI] for military and [UI] space application. We have special section, we have [UI] for safety critical transport components. We have wire rod for [UI phrase] and [UI] cord. In fact, we’re the only producer of this product in America. [UI phrase] we have [UI] string operation. [UI phrase] the last one was just acquired from [ph] Starco [ph]. And this really gives us a position where we know what’s going on in the marketplace, we’re getting – we’re one step closer to the end user. And something I forget, we also have [sounds like “strap”] operation in Canada. We – we really – we are [UI] our own [sounds like “scrap”] and with our [ph] DRI [ph] fossilization, we have a good control on the metallic. What’s our vision? Our vision for long products is to really remain among the first here in profitability amongst the mini mills [UI phrase] and off the benchmark our numbers with the new [UI] [ph] SDI [ph] or other [UI], and we – we always find ourselves in the top part [UI] in that area, and we want to differentiate ourselves as really being a quality – high quality supplier. Our strategy is really to leverage our quality capabilities and global network to grow our position as a preferred supply of high quality steel and value-added product, and related downstream market. And at the same time [UI] at all time a [UI] of mini mill operation, so it’s electric furnace mini mill mentality, small scale and this is one of the – the focus. Now, how are we going to improve the performance of the long product going forward? We’re still targeting product mixed improvement. Right now, 60 per cent of our shipment are in the value-added [UI] area, we think we can move that up to 80 per cent in the next five years. With the merger [UI] we have operation in steel [UI] with [UI] producing vacuum, the gas steel. So we can transfer the [UI] from Steel [ph] or Chicago operation to [UI] the market. We’re also spending a bit of money in a [UI] to improve the quality of the rails to, again, move up the market chin – chain, there is some imports in a very high [UI phrase] in the US, and we think that some investments penetrate that market. In Georgetown, we’re [UI] with the – the alloy coming from our Trinidad plan; we – we think we can grow that market very significantly and this is one of the main focus. Some of our operation efficiency, we – cost reduction and that’s one of the main focus and one of the things we – we are doing with comparing narrow benchmarking approach and so, so this is one of the – we think there is a lot of potential to improve. On the – the alloy and [UI] we – we can move the alloy from Trinidad or Canada to the – the US operation or Trinidad [UI] depending on the price of scrap. This is one of the advantages, if scrap price goes up, we can reduce the mixed scrap [UI] alloy in our electric furnace operation and keep our costs down. And so – and also for [sounds like “billets”], we can produce small [sounds like “billet”] and we really can roll in Canada and Trinidad and one of the approach is whether to move the – the billet across our operation, let’s say from Trinidad to Georgetown, and – and also place like from our Ukraine operation to Georgetown to be able to penetrate maybe the low end just to – to compete in our – in our market. If you’re one of the major players, you have to make sure you cover the full spectrum of the [UI] give the customer good service. The recent acquisition of the [ph] Naranba [ph] and it’s significant for us, because now we are the only producer of steel in Quebec and we’re only user of scrap in Quebec as well as we have our own scrap operation. So that gives us the critical mass, combination of these two plant [UI phrase] they’re adjacent one to the other, it’s a capacity of 2.5 million tons, and out of it 750,000 tons is [UI]. The acquisition of the Steel [UI] and Steel [ph] also gave us a critical mass. Now we are the biggest [ph] lar [ph] producer in the North end of the US and Canada with the operation we have in Detroit and we already have one operation in Quebec. For the – the flat, we already own 50 personal [UI], it’s a joined venture with [UI] and we’re just exploring right now whether we should acquire the other 50 per cent. We see other potential to grow in terms of further acquisition, particularly in the cold finisher. One of the issues, we have several bar operations, but we don’t have downstream in that end of the business. We have downstream for the hot wire rod, we have downstream for our flat roll, but for the bar we ship directly to the cold finisher or [UI]. And, again, there is – the [sounds like “money-money splurge”] in that field and we think there will be opportunities in the very near future to make some acquisition there, which would give us one edge over our competition to –

in that particular area. There’s also still money [UI] in the wire and bar business, still many – quite a few mini mills we’re looking for potential acquisition or to sell themselves because they’re not either making money or they don’t have the metallic to help them to – to grow the business. If you look at the – the cost issue, as you can see from this slide, the raw material is one of the main cost of any metal; energy is the second other biggest one; and on the – on the metallic side, you certainly have the – the [ph] RI [ph] operation [UI] in Canada and – and Trinidad. So that gives us an edge over our competition plus the fact we have scrap operation in Canada also gives us an edge. On the labor side, some of the important parts of it, we – we think there is possibility to reduce over 500 jobs to [sounds like “attrition”] and the – the acquisition of the [UI] where we have labor agreement which allow us to take the [sounds like “crewing”] down and we went from something like 18 different job classes to 5 job classes. So that’s – we really – the union was supportive of this approach, and we’re going to implement that very quickly. In terms of the yield, [UI] improvement in some of the areas of potential cost reduction for us through this exchange of practice within the group, we think this achievable. The other big cost thing is the energy and we see opportunities. In the past, energy cost was relatively cheap and all the [sounds like “reed”] furnace to [UI] to – in front of the [UI] mill, we don’t have [UI] recovery system. And we think we can install that and get probably 50 per cent of return on – on the investment, and so – and we

[UI] 30 per cent energy saving there. In terms of [UI] production across all the units, we see as well a 10-per-cent energy saving, because if you’re not running full, obviously your energy cost per ton is much higher. In terms of the value growth, as I have said earlier, the fact that we want to keep increasing our market penetration in the value-added, we see a lot of potential to load [UI] fully. We have more rolling capacity than we have [UI phrase] and being able to – to really get the – the market [UI] in the past, and with the acquisition of downstream operation, I think we’re going to achieve that. In terms of our potential synergies with Arcelor, we know that the acquisition that [UI] and we are [UI] steel in our Chicago operation. Right now, the [UI] coming from our German plant. So – and we see them in the marketplace so we think that we can use these – these billets very effectively in the US. Also, from – we have a wire rod mill in – in Brazil [sounds like “and Belgium”] and we see them quite a bit in the marketplace and again we think we can use [sounds like “the rod”] in our downstream operation, both in the US and our Canadian mills. So that’s complete some of the critical overview of the long product in America. The thing to remember, it’s a significant market. And we are a significant player in that. It’s still a very segmented market in the way there are still many, many players and there is potential to – to grow the business and, not the least, that has been a very profitable business. In fact that’s been more profitable than the flat product overtime, and sometimes we don’t – we don’t brag about it, we don’t talk about it, we’re just happy to make –

make money, but [UI] we want to grow the business, because we think it’s – it gave a very good return on investment, because it does not require us much capital expenditure to generate the same profit. So I’ll ask [UI] who’s running our [UI] operations talk about [sounds like “his”] business.

[pause]

P.S. Venkataramanan:

Good afternoon, everyone. I’m Venkataramanan, I’m the CEO of Mittal Steel Lazaro Cardenas. I’ve been with this company for almost 13 years and I’m always proud to talk about it. We are an [sounds like “integrated mini-mill”], we perhaps defined and coined the term integrate mini-mill. We produce [UI] including DRI, electric [UI] furnace, continuous casting [UI]. We are perhaps the largest single-site DRI producer in the world. We produce DRI for both the leading technologies today, namely [ph] McGregson [ph], the hatch wire. We’re also the largest large slab seller in the world today and Mexico’s largest steel producer. [pause] Our specialty, our core product is basically producing slab for [UI], especially the higher applications of [ph] API X 70 ad X 80 [ph], which are increasingly used in today’s high appliance in the world. We also make slabs that are used in [UI] applications, heat treatment, and [UI] mostly through the plate rolling route that our customers employ. But this does not mean we are only on plate [UI], we are the [UI] supplier, supplying for both plate grades as well as [sounds like “faster”] grades. [pause] We are located in Mexico, which is a growing market, which is a developed country by today’s standards, but still with a lot of potential for growth and for consumption of steel. When we started out in 1992, in fact, 1991, the production then was about half a million in the first year, it was 898, and last year, it was 3.5 million tons. This growth has been achieved through an excellent labor relationship, a very motivated workforce, very highly productive operation, through continuous cost consciousness and, of course, leadership in [sounds like “prices”]. When we started out in 1992, we were at the low end of the market with primarily 95 percent of the production coming through commercial grades, making a small foray into the line pipe grades. Today, we are a very balanced and a very strong value-added supplier of slabs in the world with about 40,000 going into the line pipe market and into the automotive as well as the heat [UI] than the [UI] grade market that we have started supplying. We are geographically well positioned; we are on the west coast of Mexico on the Pacific seaboard, so we are in the position to supply to our customers in Western USA and Northwest USA, across the Pacific into Asia, and then through the Panama Canal into the Midwest USA, Southern USA, and of course Europe. Our [sounds like “dissolution”], which initially started with the locomotive [UI] markets [UI] very predominantly [UI]. Now, we are perhaps the largest supplier of slabs to United States as well. 50 per cent of our market is in the United States; we supply in Mexico 30 per cent, perhaps the only supplier there; and, of course, we maintain our percent in Asia. Europe, which are initially being, let’s say, a slab seller has now become a slab buyer on a net basis, and we’re focused in Europe, especially in the high-grade markets of [ph] APA [ph] grade slabs through participation with management [UI] Germany. When we bought this mill in 1992, it was under-performing with very odd mismatch in [UI]. We had four electrical furnaces capable of producing 4 million tons, but we were producing so little, and [sounds like “it was also thought”] that they could produce only 2 million tons and that was the limit. But we proved it otherwise. We first concentrated on our raw material side, we put up a [UI] plant, which today produces about 3.8 million tons. We have the [UI] technology with four reactors of – producing about 2 million tons [UI] capacity of DRI. While we were increasing it to 2.4 million tons, we also put up a similar [UI] Mittal [UI] in 1996. This has a record capacity of 1.1 million and today we are producing about 1.8 million tons out of this facility. We also spend a lot of time and money on the modernization of the [UI] on the casters, and also taking care of our environment. We went into the value-added route also by going in for the [UI], [UI] plants, as we call it, for producing higher grade steels to go into the automotive market, so this made us a complete and a full menu supplier of slabs. We also put up an oxygen plant to take care of our increase need of oxygen. Today it’s producing about 400 tons per day. And we also started operating our electric arcs, all four of them simultaneously, [UI] have the need to produce that much of a volume in a very short period of time. The total investment in this plant has been about 930 million dollars to date. [pause] As I mentioned, a combination of very efficient use, highly productive use of our equipment, with strong leadership in market and a constant cost consciousness, we are now the leader in terms of slab volume, [sounds like “slicing”], and quality. Our bottom line also reflects in that we have an [sounds like “EBITDA”] for 570 million dollars in the year 2005. This is a [UI] annual growth of 49 per cent as you can see in here. Our mission is to be the most admired steel institution in North America. We have a vision: we want to be – we want to continue to be the most reliable, most preferred slabs supplier with sustained high margins over the cycle, through value addition, cost [UI], and self-sufficiency in [UI]. We would leverage our outstanding [UI] and [UI] operating [UI] to penetrate new markets and supply to demanding applications. We – we have to meet the challenge of continuous cost increases in the raw materials and in energy, by both with [UI] planning as well as by efficient use. At the same time we will continue to look into diversifying to downstream markets as today we are only a semi-finished supplier. I’ll come back to this slide by looking at this first, at the cost... Almost 50 per cent of our cost is on raw materials, principally [sounds like “iron ore”]. I will say about 25-28 per cent is – 30 per cent is on energy. Now, how do we tackle this issue of continued increase of raw materials? We have an investment plan. We are investing in mines in the country to be – to have sources of iron ore very close to our plant. We are looking at mines, which we have finished the exploration, they are starting the [sounds like “exploitation”] of ore in [UI], in [UI] as well as two mining complexes in [UI] and [UI] in our own state, [UI]. This would substitute our high-cost potential, we look at almost substitution of 4.5 million tons by the time we finish the exploration and start the exploitation of this. This, along with our [UI] of iron ore from [UI] Colorado, we will be self-sufficient. This will definitely give us comfortable savings in the component, which is almost 50 per cent of our cost. Energy is another big component. We are having investment this year of hiring a carbon dioxide absorption unit in one of the module of our [UI] wire [UI] 3. We look at a reduction of 13 % in the natural gas consumption and 15 % in electricity consumption. It will also have a benefit of giving us about 800 tons of additional DRI [UI]. In order to handle this big volume of raw materials as well as our export of slabs, we are about in all 70 % export and 30 % domestic – the domestic slab shipments are made by rail and 70 % of the export component is done through our own port facilities in the port of Lazaro Cardenas. We are looking actively to invest in – in an expansion of this. We will be going in for some mechanization by also installing an additional crane to help us discharge the materials faster. The Midrex plant, which I have mentioned to you earlier, is [UI]; it can use only very fine quality of ore, which is expensive and which, unfortunately, Mexico does not have much of it. The ores in Mexico have a high content of sulfur. In order to use these oars in the Midrex process, we are going in for a desulfurization plant. This will help us to use our own iron ore, which is cheaper definitely, and also help us in making a [UI] which is quite cheap. We are continuously looking at the improvement of our quality. We are having a project now, which is underway for [UI] in our continuous caster. This will definitely eliminate issues of centerline segregation and centerline [UI] which crop up from time to time. This definitely would give [UI] satisfaction to our customers. Continuous improvement has really been the hallmark of this company. A lot of time and effort is being devoted to continuous improvement in the areas of mill improvement, energy savings, savings on cost and on quality. We expect [sounds like “ongoing”] that we would have at least a saving of 30 million dollars coming in from the continuous improvement [UI]. We are very conscious of our environment and of the safety of our people. As far as environment is concerned, we are compliant and we are working and investing to continue with the compliance parameters that have been established with the government of Mexico. To support our modern facilities, we are also looking at increased automization; we are almost fully [UI] oriented, [UI] working in the [UI] environment, we have a number of projects, which are focused on automizing these areas – aspects of our operation. As you’re aware, [UI] Pipe is a company owned by Europe Pipe; it’s located in Florida and it is perhaps a major – perhaps the only pipe-making unit in Eastern United States. We look at upon – this particular unit, [UI] Pipe, does not have plate-making facilities. They buy plates domestically, they also buy from their parent. Parent mainly deliver [UI]. There is a tremendous amount of synergy with our leadership of [ph] API [ph] slabs and the fact that the energy sector is the most promising sector for the next three to five years, we see a lot of synergy in getting the slabs converted at our [UI] plate-rolling [UI], and then supplying to [UI] Pipe. In terms of leadership, CST in Brazil is owned by Arcelor, a very respected competitor, I would say who have a good reputation in the market, and also produce very demanding grade that is required by the strict manufacturers in both in Europe as well as in the USA. While we are the leading producers or perhaps the only producer of high-grade [ph] APA [ph] [UI], we think that it will be a complete fit in the total slab market and the slab world. That does not mean that we do not have a leadership on [UI] grades, we have our own domestic content; almost 30 per cent of our production is going entirely into [sounds like “strip”]. We are also supplying strips to various producers in the United States as well as in Europe. And with this kind of fit in both [UI] base as well as in [ph] API [ph], I think it will be a complete producer of slabs to the world. Thank you very much for your time.

UM1:

Let me just summarize briefly on this page some of the themes that we’ve raised about the high performance that we’ve achieved, the distinctive labor relations, [sounds like “customer base force”], again, a very high reputation for quality and product development [UI] in the United States or cross long products [sounds like “and into”] Mexico, very strong assets, we’re able to maintain and – and in fact improve those assets with the cash that we generated from our business, outstanding profit improvement and growth potential and – and ultimately very attractive synergies with

Arcelor, although less direct, let’s say, than what we’d find in Europe, still very important synergy potential with Arcelor. I think we’re pushing the limit here in terms of lunch. Everyone has been very well behaved to sit through almost three hours of presentations. I don’t know if we wanna take questions now, Julien, or...

Julien Onillon:	Yes, we’ll take – we’ll take 15 minutes maximum questions. Don’t forget, you can [UI] more questions after that. [UI]
Daniel [UI]:

Hi, again, Daniel [UI] from [UI]. Actually, two questions on Mexico. Firstly, when you showed the EBITDA for [UI], are you including inter-company sales or is that the – the raw amount for [UI]? My second question is your – your largest customer in Mexico, [ph] IMSA [ph], has announced that they’re potentially for sale and we’ve heard that [UI] may be an aggressive buyer of that asset to integrate with their company. I’m wondering if – if that’s a concern [UI] of potentially losing the customer like [ph] IMSA [ph]. Thanks.

P.S. Venkataramanan:

To answer the second question first. [ph] IMSA [ph] is a great company, a very high quality producer of [sounds like “quartered”] and galvanized steel. Definitely it’s very attractive to us as well as to whoever wants to buy. I – I don’t see anyone else substituting slabs to [ph] IMSA [ph] even if the ownership changes. They’re like our colleagues, we have a long relationship of over ten years, we supply almost 70 per cent of their [UI]. As long as we continue to meet their needs of quality and supply, in-time delivery, I don’t see any issue irrespective of change in the ownership.

What was your first question? [UI simultaneous conversation] This – this EBITDA is the total EBITDA, but the inter-company sales of slabs is very minimal. We have been concentrating on a market, there was a certain amount of self-sufficiency as far as United States operation is concerned. There have been very little inter-company sales. In any case, the inter-company sales are also treated very carefully. We base on the market basis pricing. But [UI phrase] my sister company will get their supply.

UM2:

Let me just stress that we, as a matter of [UI] transfer [UI] at markets, so there is no issue for cross-subsidizing or any confusion in the market [UI], so I – I don’t think we’ve got any threats from any – any materials on the [UI phrase] from – from [UI]. But even if we were, it would be [UI phrase].

UF1:

I’m [UI] for [ph] BBS [ph]. You mentioned earlier with Arcelor some of the opportunities in terms of leveraging their distribution model in Europe to other markets and you mentioned North America. Can you talk about what that might entail and – and how envision Mittal within the kind of vertical integration [UI] trying to see with distribution and [UI].

UM3:

Yeah, I’ll comment briefly and then maybe Mike can weigh in as well, but I think you do have a very different model in this country and to some extent if you look at this, you can either have a model where the steel companies own – own that network basically or [UI] independently and, you know, basically it’s one of the separate markets. I – I think to be kind of half way in and half way out, it’s probably difficult to understand how you’d manage through that process, so we’re certainly eager to learn from our friends at – at Arcelor that were, you know, a little bit skeptical about whether there’s a lot of value added opportunity for just indiscriminate, let’s say, purchasing of distribution assets in North America. Again, if you can get to a point to where that channel is owned by the industry, it might be a different story, but that transition path is difficult. I think where there – there may be opportunities would be as we develop ever closer relations with our customers, working with them on product development and early design and so on, a lot of these sort of intermediate value-added processors have and the [UI] role they play in that process and if we did feel that – that there was a value created by our owning that asset, those [UI] intermediary making that more transparent, I think that would be in a value-added area something that we’d – we’d certainly consider more directly than just distribution more generally. Mike, I don’t know if you wanna add [UI] to that.

Mike Rippy:

No, really nothing to add except that, you know, our primary goal is to satisfy the requirements of our major OEM accounts and as Lou said, and I think about this more in terms of processing as [UI] requirements change, as their demands change, we will need those changing requirements and if it becomes necessary that we invest further downstream to meet those requirements and demands, I would expect that we’d want to do that, but clearly the – the distribution market in United States is different than in Europe, it’s, you know, very mature, it’s highly fragmented and there’s many, many ways [UI] participation in distribution here in the United States, but, again, our focus is on satisfying the OEM accounts that we have.

UM4:	Another question [UI] Mexico. [UI] clearly uses a huge amount of natural gas. What is your current cost situation, how long a term your contracts last?
P.S. Venkataramanan:

Well, DRI is, I mean, the natural gas is a very important factor in [UI phrase]. We are – we use a huge amount of natural gas [sounds like “to make”] our DRI. Basically, we do not have a long-term contract with the supplier [UI] except for the volumes, not for the prices. We are very sensitive to the movement in prices of gas and we have been having – we have been working very hard on maintaining stability to our operations. In fact, in the company we have inter unit committee on gas [UI] and pricing policy. We actively consult each other and get the benefit of experience [UI] the committee here. So what we are basically working on is to ensure that we get a regular supply of gas, second, we – we take – we were – we employ market mechanisms to ensure the stable price, keeping in view the various [UI] of pricing. [UI] thing we do is we continuously improve the consumption of gas, as I mentioned to you, this year the consumption project is one, but we are also probably the asset of benchmark on the consumption of gas per ton of DRI, which we continuously work hard on improving it. There is also the constant efforts going on with the development of Mexico [UI] and Mexican gas price. It’s still [UI]

Mike:	Mike [ph] Temberdell [ph] at JPMorgan. My understanding was that the Mexican government subsidizes gas for the industrial users for price.
P.S. Venkataramanan:	Well, at this point of time, there’s no subsidy.
Mike:	But in – in 2005, there was, right?
P.S. Venkataramanan:

No, we had was a mechanism, which would take care of the huge [UI] of pricing that we had in the fourth quarter coming after Katrina. There was a mechanism, which was there until such time that the production loss in the Gulf of Mexico was recouped. So there was a small percentage of this [UI] applied over the [UI] price, which was [UI] 7.3 to start with and any increase there was a small discount given on that. I wouldn’t call it a subsidy, because the cost of producing gas in Mexico is literally next to nothing. It’s associated gas, which comes out every time the – the petroleum [UI]. So there is no really subsidy in that, because the cost is extremely low and the price they charge us is quite different from what they really spend in getting the gas out.

Mike:	But they had always priced the gas at the – at the US border price.
P.S. Venkataramanan:	Yes, just the transportation.
Mike:	Okay, years ago I remember when I was at – at that plant...
P.S. Venkataramanan:

No, sorry, let me correct my [UI]. Mexico imports about 25,000 of the cash requirement. The pricing is taken as the [UI] price level, which is close to the border, plus [UI] cut backs as they call it and then the transportation.

Mike:	But when the gas prices spiked, the government took the spike off, so in effect they – they subsidize it, right?
P.S. Venkataramanan:

Well, the difference on how you define a subsidy is looking at the cost and then if you’re cutting your – if you’re subsidizing that, then I agree with you. But the cost is extremely low. It’s a market policy. It’s the same policy as the government.

Mike:

Years ago, I – may – maybe before, I think before you even bought the plant, I was there, and they had a plate mill, about 1.5-million-ton plate mill in [sounds like “boxes”] there. Whatever happened to that plate mill and, you know, the – the Mexican plant is very similar to CST, you know, the governments of Mexico and Brazil had intentions to build the fully integrated plant and they ran out of funds? What happened to the plate mill and is there any intention to put finishing operations at – at your plant?

P.S. Venkataramanan:

Well, as you know, the plate markets from Mexico is very restricted. There is just one producer, [ph] Ramsa [ph], and even they’re not being [UI] – they had not been able to sell their full volume. So at that point of time, we felt that this was nothing fitting into our business model. So some time in’94-’95 it was sold to a unit in Korea and we signed a ten-year slab – slab agreement to supply the same plate mill.

[pause]

Well, we always look at downstream opportunities, keeping in view that we bring in a lot of value to the units who buy – the units who buy our slabs and then convert them. We are looking at expending into plates or even looking into hard [UI phrase]. There is a – we can do it through three ways: one is to have [UI] arrangements, which would be a kind of expansion; the other would be, perhaps, put something; or the third would be an acquisition. All three are on the table all the time.

UM7:

I would point out, while [UI] Morgan Stanley [UI], if I were running your business, I would do two things, and I know [UI] advanced [UI] and tell me they’re great ideas or rotten idea. First, I would transfer my RNB to Eastern Europe, Central Europe or Asia. There are some very well educated people there, it can be RNB probably for a third of what it would cost here in Europe, if you get Arcelor. And second of all, you have a lot of companies that [UI] buying, you have England, [UI], LTV, and – and a number of others with [UI] their equipment, because that’s all they could do, they have – they [UI] the best equipments and – and they do, now you have an opportunity to rationalize, you can [sounds like “ramp up”] the best [UI] furnaces and shut down your worst [UI] furnaces [UI phrase], you can [sounds like “rationalize”] your strip mills, you can [sounds like “rationalize”] your coding, cold [sounds like “roll”], you have a phenomenal opportunity to ramp up your best equipment and shut down your worst equipment. What do you think?

UM8:

That’s great ideas. I think on [ph] CRND [ph] funds that [UI] imported [UI phrase] from [UI phrase] Greg many, many years ago. I think part of the issue there is certain work, products application, for example, you need to have somebody on site who’ll be visiting that automotive plans, that automotive – the – the design center, etc. So for the – the closer you get to a customer application, the more important it is to have it in a facility or, you know, in – in a region, and similarly, a lot of the direct support of the – the operations, it’s much more feasible and appropriate to have somebody who’s – who’s from the region working on that. Having said that, that does sound for a company [UI] let’s say, from minimum levels that we need to have in this part of the world, the thrust of our overall strategy in terms of [ph] RNB [ph] is in fact [UI phrase] you described, [UI] you know, Greg would wanna give a bit more cover [UI] and what we’re working on on a more global basis in terms of our [ph] RND [ph].

Greg Ludkovsky:

You know, I think, Lou, [UI phrase] correctly. I think what you’re referring to more, you know, traditional [UI phrase] development. And the [UI] knowledge development should be shifted not necessarily in the lowest cost region. But in the region where this knowledge can be developed in the most efficient manner. And little cost not always means the optimum. So that to me, I look at the future of [UI] companies is network of technology centers, networks of [ph] RND [ph] centers, performing the [UI] function that are described, [UI phrase] department like a North American RND will be industrial partner of operations in the United States, Canada, Mexico, Trinidad, et cetera. And we’ll have other RND departments like in [UI], give you an example of [UI]. It’s a center of excellence, for example, for [UI] search, for Arcelor, at the same time its function [UI] industrial [UI phrase] operation. For - all that will be operating in virtual environment tied up with [UI] technology. It allows you air rooms for communication and the ability to work. So I think this is probably – I don’t believe in that type of [UI phrase] one [UI] trying to do everything. [UI] of what you said cannot underestimate it. [UI phrase] I would say that more than [UI] the people in organization will be spending time in – in [UI]. [UI phrase] that our president [UI] reminded me another thing. For this very reason, we are in process of [UI] another technology center in Poland to be close the proximity to our Eastern European operations to [UI] Poland, Romania, and Czech Republic. So rather than [UI] think about the – the amazing challenge and prospect for the group that our president described [UI] 200 million ton company. What you need for this is [UI] in RND and major extensions to support that type of business, not only to support it at the commodity level, but to ensure that this business is continuing [UI] into value-added category.

UM9:

On – on the rationalization question, I do think we’re – we’re proceeding down that path, I think [UI] you mentioned that the case for [UI] operation that structurally I think could not be competitive in the primary end of the business, it was a very difficult decision and obviously difficult for [UI] community, we’re trying to ameliorate that as much as possible, but we did make that decision very early on after the acquisition. Beyond that, maybe the most visible, most public, but certainly there’s a lot of opportunities in the cold rolling area, in the finishing and coating area, and so on, where, you know, we might have, you know, ten different cold rolling operations and we can really run efficiently with eight, we’re gonna look at those opportunities. But the closer you get to the customer, again, the trick here is to make sure you get all the qualifications right to make sure you don’t drop the ball in terms of transitioning things within your operations in the customer’s eyes, you know, either in terms of quality, delivery, [sounds like “you name it”], and as you know, this is an environment today, where there’s a lot of delivery challenges in our marketplace, the whole US economy is a bit stretched and [sounds like “taxed”] in terms of logistics and so on, so we’re trying to be careful there, but definitely we see opportunities along those lines. [UI]

UM9:	Do you have a non-compete agreement with [ph] Rodney Mott [ph] and if so, for how long? [UI phrase] is going to [UI]
UM8:	Yeah, we did see it’s [UI]. No, there’s no – no agreement of that sort. Yeah.
UM10:	Last question [UI phrase]
UM11:

You’ve done a very good job of consolidating the North American market as far as flat roll and wire rod, and that’s maybe just a product of your legacy of neither being only downstream or having a upstream – upstream advantage, but that’s left kind of a hole as far as market share wise in a number of the other long products businesses. From a strategic or whatever reasons, do you ever see yourself going into those markets here in North America?

UM12:

The question is about long products. I think as Richard mentioned, the long products have been a very good business for – not only in – around the world, but even in North America. So [sounds like “that’s the case for”], again, a lot of integrated companies who wanted to get out of that business or abandon that business certainly over the past couple of years it’s been quite attractive business for us. I think we’re always looking at ways and opportunities we could consolidate and play a bigger role in that marketplace; Richard went through the numbers in terms of production, we’re already 20 to 25 per cent of that market; again, we’re competing here against [ph] Nucor [ph], the more commodity [UI] competitors, but that’s different labor relationships, and so on and so forth, we have to be a bit careful how we think about that, but I think certainly we look for and are considering all the time ways that we can strengthen our position in those value-added markets [UI] [ph] SPQ [ph] is an example that’s, you know, more natural fit for us than just indiscriminately we wanna, you know, be in the [sounds like “rebound”] market or something like that.

[UI conversation in the background]

UM13:

I think you have – I think you have the largest plate capacity in the US. I wonder if you could tell us how much capacity you do have and how much you’re likely to ship [UI] plates on a current [UI] rate right now?

UM14:

We’ve got essentially four plate operations for what we call the [sounds like “Eastern”] Plates, which is the former [ph] Lupins [ph], the [sounds like “coat sell”] operation in [ph] Kanchahaken [ph], [ph] Kanchahaken

[ph] having a [UI] mill operation, the former [ph] Ellenwood [ph]. That’s more specially oriented markets that have most of the heat-treating capability that we have. Again, [UI] and very high end demanding applications, [sounds like “hammer”] plates, etc. In [ph] Beffleham [ph], the former [UI phrase] facility we have to plate mills, a160-inch and 110-inch, we also have heat-treating capability there that’s associated with the former US field plate and now that we’ve acquired a couple of years ago – [ph] IFG [ph] acquired, the capacity of the operations in the east, it’s probably [UI] in tons, the combined capacity of the two operations, a 110-inch, a 160-inch, in the Midwest, it’s probably about 1.4 to 1.5. We expect to ship this year probably between 1.7 and 2, something like that, so we are not running flat out the 11-inch [UI], again, that’s a more commodity area that has [sounds like “real”] product, but the other operations were [UI]

UM13:	Is it [ph] Garry [ph] – the [ph] Garry [ph] plants, the ones you traded [UI] for, is that one idle at this point?
UM14:	It’s idle at this point, yeah.
UM13:	And so with the plate market so tight, why – why would that be idle, I wonder?
UM14:	I think one of the reasons the plate market is so tight is because that was idle, so...

[laughter]

UM13:	Thank you.

UM14:	No, I guess, we have lunch. Julien is gonna tell us [UI]
Julien Onillon:	The – the lunch. Normally, we start again at – at 1, so we have 40 minutes and we come back for Europe in 40 minutes. Thank you very much.

[intermission]

UM15:

Thank you. We stopped our presentation on Europe. So if you can have a seat. Thank you. [UI] [sounds like “to delight”] the [UI] program. Right. [aside] [UI] take – take place. [pause] Okay. So... So now we’ll talk about Mittal in Europe and how we – we capture growth with added value. And obviously we’ll talk about – more about the synergy with Arcelor. As – as you can imagine, Europe – our European operation and Arcelor operation have a lot of synergies and I’ll [UI] Roeland Baan to start the presentation.

Roeland Baan:

Yes, good afternoon. I have a pleasure of getting the – the graveyards shift here. Most of you [UI], so I’ll try to keep you awake by trying to explain how you can make a lot of money even with auto [UI]. [pause] What we want to do today is go [UI] between history, talk about how our position in the really high growth markets of Europe give us an enormous advantage over our competitors going forward. Hans Kerkhoven is here to my left, CFO of Mittal Steel Europe who will then talk specifically about [UI] our position in the Ukraine and about the potential synergies that we see between Arcelor and Mittal Steel in Europe. Just short, Mittal Steel in its own right is a second largest producer in Europe. A very diversified portfolio of products and a very diversified portfolio of customers and geographies as well. A very low-cost basis, our great strength is that we operate from either very high production sites or very low-cost sites. So structurally, a very good position. And then, of course, an outstanding economic performance. I’ll get to these one by one. As I said, Mittal Steel in Europe is the second largest steel company in Europe, only bigger is Arcelor, as we all know this, sell about 40 million tons of the [UI] in Europe, and the number three is [ph] Cors [ph] with 19 million tons. We have our head office in Europe and as such are a fully European company. We have about 100 and 115 people in the head office and that is consisting of a wide range of – of nationalities. I think we probably have 14 or 15 different nationalities working there. Naturally, a lot of them coming out of the geographies we work in, so France, Germany, Poland, Czech Republic, etc., UK, plus a number of people from the rest of the world. So a very international, but clearly European. Mittal Steel Europe was formed only about a year and a half ago, when all the acquisitions were done, because most of the European business, of course, is – has grown out of the acquisition. Those acquisitions in first instance were individuals operating businesses, oper – reporting into the [UI] head office. And a year and a half ago we took the decision to actually set up the European office integrating these operations, to which I’ll come back. About half of the total workforce of Mittal Steel sits in Europe. This is partially due to, of course, the recent acquisition of [ph] Krivorzhistal [ph] [UI], which has about 55,000 employees. But the other East European mills, [UI] mills acquired some [UI] as well and, as I [UI] already said, there’s a reduction program going on there. Where are we? In Western Europe you see that we are in Germany and France predominantly. In England, we have a rolling operation. And there’s a clear difference between Western Europe and Eastern Europe in what sort of facilities we have and what sort of products we make. In Western Europe, we have basically electrical arc furnaces and we are on the very high-end long products, especially in wire rod; in Central and Eastern Europe, we have a mix of long and flat that’s all integrated steelworks and – and we are much more catering to demand in those markets, which currently is not the very high – high-end – high value [UI]. We are in the east operating in Poland, where we have an integrated facility with a capacity of some 7 million tons; Ostrava, Czech Republic, 3 and a half million tons; Zenica, that’s an electric arc furnace that’s gonna be exemption, we have a million tons, but there’s an integrated arc to it, which we are refurbishing that will come on [sounds like “stream”] in about a year and a half; then Romania, where we have one electric arc furnace with 800,000-ton capacity and one integrated [UI] with about 7-million-ton capacity and then [UI], which has a 10-million-ton capacity. [pause] Just a few words about our business model. Mr. Mittal said already that our ability to turn around businesses is one of the pillars on which the business has been built. If you take Central and Eastern Europe, we acquired mostly state-owned assets, by the way, extremely good assets. One of the things that people seem – tend to forget is that after the wall went down and communism – I don’t know whether communism fell or whatever it did – but it – it moved into the background and these steel mills attracted a lot of investment already. So in all these mills a lot has been invested from ’89 to the point when we actually acquired them. So you find a lot of western equipment in these assets, which makes it easier to operate and stabilize them, which helped our job a lot. However, these companies were enormous conglomerates with all sorts of differences. There are 200 different legal entities in these companies, including a chain of hotels and transport companies, bus companies, you name it – it was there. The sales model was one of barter. They didn’t have cash, so in order to get the raw materials, they exchanged raw materials for steel, the steel went then from the raw materials supplier to the traders, and was sold at bargain [UI] prices. And so marketing was absolutely not there. And, as I said, quite a big amount of people, 125,000 employees. Firm commitment to turn around, as I said, a clear example here is Romania, when we acquired Romania, [UI] very often mentions this, it was referred to by the Prime Minister as the economic black hole of Romania, it was losing 1 million dollars a day. Last year the same black hole has now become the single largest contributor to the Romanian economy, producing a profit of 1 million dollars a day. So in doing that, of course, we had to do a lot of restructuring, we went from 28,000 people to now 16,000 people, and – and on the marketing side as well, we have moved the company up in the value-added – in value-added portfolio. It’s just one example of how we tackle these assets. I can have the same story for probably every asset we took over. Very important has been with the construction of the Mittal Steel Europe that we have implemented one single European sales organization that is selling Mittal Steel products wherever they come from. So not any more we – the traditional European model were the Mittal sales its own products, we have highly competent sales force throughout Europe selling Mittal Steel products. As I said, good results, our whole portfolio [UI] is shifting towards value add, we have improved tremendously the amount we get for us in the market, and if you look at the synergies, we have captured already in one and a half year significant synergies of putting these companies together, as you can see here, and on top of that we have identified another 200 million of synergies to be captured from the Ukraine in the first year. [pause] One of the things I mentioned earlier and what is probably the most important feature of Mittal Steel Europe, we are either very high productivity or we are in fast-growing low-cost environment. So if you look at France and Germany, we actually there the [UI] production of 1,000 tons and that includes, by the way, wire [sounds like “drawing”] operation, if you take that out, we are probably – the real steel making site, we are at 1200-1300 tons [UI]. Very efficient, one of the most efficient in Europe. If you compare that to Eastern Europe, there we have a production of about 250 tons [sounds like “ahead”], but there we have the cost advantages, and that’s not only cost advantages in the sense that the wages are lower and there are enormous cross advantages because of proximity to raw materials. Three very, as [UI] said, it’s [UI] - a clear example, the factory is sitting literally on the mine, so you have no transport cost there, but even the others – Poland, Romania, Czech Republic – sitting very, very close to the [ph] CIFs [ph] where the main sources for coal and iron are. So great sustainable logistical advantage. In Zenica, actually, we have our own mine, this is one of the reasons why we’re starting the integrated route there. Now, the growth part is, of course, the most exciting. If you – if you can see on the right hand of the slide, Europe has a growth model for capital consumption of steel of 500 kilograms. I’ve been hearing the [UI] more, something like 600. The countries that we operate in have an average of less than 200. Ukraine is sitting at something like 50 or 60 and – and the highest is actually the Czech Republic, but there is an enormous growth potential in these economies. And these are coming to light as well. We have seen in last three years, since the accession, two [UI] that the Central Eastern European economies have been growth rates, GDP growth rates of 4, 5, 6 per cent, and they’re continuing to grow this far. Actually, Romania has even 7 per cent this year estimate. One of the interesting things is that in developing worlds where GDP is growing that normally, because of the enormous infrastructure investments, the steel consumption is growing even faster. So we see that there is a very sound fast-growing steel market. On top of that, we see as well that a lot of manufacturing is migrating from the – the west to the east. [pause] I was talking about our portfolio products. We have a wide portfolio of products, but our first portfolio is really dear to the markets we’re operating in and this is important to know. If we – I go back to what I said earlier, the auto [UI phrase]. If you are operating in countries in the Central Eastern European or any other developing country, then you can’t start producing very, very high and [UI] you can go high [UI], et cetera, unfortunately there’s no one to buy from you. And as [UI] saying, and you can try to produce [UI] but the market is still at [UI], you can’t sell the [UI], it’s not there. So our part of portfolio is very much geared to the construction market. Just as an example, the construction portion of the steel market in these countries is over 40 per cent. In Europe, Western Europe, the EU 15, this is only 35 per cent. The automotive demand in Central and Eastern Europe is about six to seven per cent as total from – total steel. In Western Europe it’s 18 per cent. In the US it’s, I think, over 20. So you have a very different market there and our assets are geared to actually cater to what these markets need. [pause] [UI] see a little bit what we have in flat, what we have in long, as I said before, we have basically all the grades available both in flat and in long, again, typically for the territory and geography we are working in. Long products is a far larger proportion of the total steel than flats. We have about 60 per cent of our production in longs, about 40 per cent in flats. The market is slightly different. The market is about 55-45, so we have – towards market we have a slight skew to a long side. But not very far off from what the market distribution actually is. Over time, as you have these migrations of industries, as I was saying, we will address this and – and we will [UI] investments move with the market to a longer – a - a – a flatter portfolio and more added value. You can see here as well the – the potential is there. Just, again, as a – as a figure, currently between Poland, Czech Republic, Slovakia, Romania, there are about 1.4 million vehicles produced. And that is expected to double within the next five years. And that’s not unlikely, because since there’s [UI], Renault in Romania currently producing about 100,000 units is targeting 800,000 to a million units in five years time. If you add to that the CIS, where there’s another 1.2-1.3 million [sounds like “tons”] of cars produced and they expect an 80-percent increase in the next five years, you see that there is a very – very strong dynamic internally in these markets that will move the product slate from long to flat and from more commodity lower-end products into the high-end, and added to that, there’s enormous growth to it. It’s not just that people are moving their expensive manufacturing to – from West to East, what’s now being built in the industrial capacity in the East is really there to cater for the East. It’s not a substitute [UI] production in the West. Lou already referred to it, we have a unique way of working with our employees, working with the unions, working with the workers’ [sounds like “counsels”]. They are fully involved in the management of our business in the sense of on every of the supervisory boards of every of the units that we have in Europe, we have representation from either the workers or the unions, or, in most cases, both. We do discuss things like, for instance, the reduction of 40,000 jobs in Central and Eastern Europe. We have actually agreement with the unions how to do this, which is on the basis of voluntary reduction, no-force redundancies; they understand two things: first, the need to get more productivity in order to compete, and secondly, the necessity to go down as we have a commitment to the European Union that we have to get to 500 tons per head of production within the next couple of years. So this is all done in a very cooperative way. We have moved into alignment of the interests of both workers and ourselves by having strong incentive plans, incentive plans not based as usually you see on volume, but incentive plans based on quality and on safety issues. And actually it’s – the upside that they can have is pretty large, they can get up to 30 % on top of their salary, if they reach the – the agreed products. Health and safety, I already talked about, have a very important position. We feel that not only is it our duty to protect our workers, but just as important, in – in a safe, clean and healthy environment people work better, productivity goes up, and quality of the products is better. So there’s a clear business angle to it. An example, since 2004, since Mittal Steel Europe was formed, we have achieved quite a significant drop in the incident frequency rate in the whole of Europe and this is in spite of the fact that these – that we have actually brought a few new entities into the group, into the [UI], we still have been able to [sounds like “mix – mix them in those”]. Same goes for Gandrange, that’s [UI] all the company, when we took it over from

Arcelor and it’s – it’s interesting, by the way, [UI] as an anecdote, Mr. [UI] had mentioned in one of his pictures that we had [UI] metal steel [UI] had a safety record, which was ten – ten times worse than Arcelor’s. Now, admittedly Arcelor is sitting on the same level as we are currently, which is around .8, what Mr. [UI] must have been referring to is the time that he was actually still chief executive of [UI] Metal, because indeed in those days the – the frequency [UI] over ten, and so when we took it over we have made significant changes. Joking apart, the whole industry has and so has Arcelor. But we have an extremely good commitment and the track record on safety. [pause] Just on the side, but just as important, I don’t know to what extent you are aware of the fact that [UI] to Kyoto, there’s a CO2 mechanism put in place in Europe whereby between 2004 and 2008, we have all gotten certain allocations [UI phrase] and then by industry, and then by company, and after 2008 a new regime will go on. We have our allocations and the good news there is that our allocations are substantially more than what we actually ensured to produce. This is purposely done, because of course these countries, [UI] countries have in the negotiations said, “We are growing, we cannot have such a tight – a tight proceeding.” So contrary to our colleagues in Western Europe where there’s no growth potential from a CO2 point of view, CO2 is already at the ceiling and – and is going down as we move forward, so these companies will have to struggle in order to stay, to either take back production or do something to remedy their CO2 and [UI] production, we still have quite some growth potential, and we can with the current analysis still increase about 20 per cent our – our production through the [ph] CE [ph]. That’s an important part of our growth [UI]. Strategy mission and vision. Mission in line with the group. We want to be the most admired steel institution in Europe as we want to be as a group for the world. And we want to be a key supplier, we are already but we want to cement that, of high-end customers and we want to deliver a sustainable high return on capital employed. We are currently significantly over 20 per cent, we have set for ourselves in Europe a minimum target of 20 per cent return on capital employed. There are a number of ways and means and [UI] we really want to do this. Of course, we can still further work on our assets and there’s a lot of [UI] to be done, we talked about continued improvement before, we have a strong commitment to continuous improvement, we have an enormous amount of knowledge and expertise around the world on which we can lean and which we can use to actually [UI] further improve the [UI] of our assets. I’ve already talked about the shift to high-end product and to – to a flat – flatter products and so we want to follow that move by investing in our assets, again, this is just to reflect the move in the market, we do not need to invest at all in the quality of our existing assets. We are complying with all the – all the environmental issues as well, so this is really to follow the market. For where we come from, as I said before, on this marketing sales, we want to get more and more involved in direct sales and we want to actually go downstream as well and go into the [sounds like “dissolution”] business. Investments are coming up mainly in – in Ukraine, Poland, and – and Bosnia, if you talk about the really big ones. I’ll come back to those later. But, of course, our [ph] HR [ph] policies will only be strengthened, we will go around the same process we have been going for the last year and a half, and [UI] for last 25 years. Growth opportunities: I talked about we are in fast developing Central, Eastern European countries, so ship building, furniture, appliance, packaging are all the things that will become more important. Construction rules remain important as well. Automotive will come in, so this is all the areas where we can see a significant growth possible without going into any [UI] growth of these markets. This we all talked about, so I can move to RND. RND has been mentioned several times. We have in France the group’s long products RND center. We are the leader in Europe in high-quality wire rods and whatever has to do with the steel making for forging. This is all being done in Gandrange, in our facility over there. [UI] unfortunately, the – the customers shown here are the American customers [UI] the – the – the European customers, but we have the same for the European customers, I can assure you. Just one thing I want to stretch on RND. We see RND as extremely important. One of the reasons being that RND will help us develop products that can compete with non-steel products. So that we can actually - with developing the right products, we can increase a steel [UI] and make steel the product of – of choice. We have for years have heard that the – the – the – the – the carbons are taking over, the aluminum is taking over, and continuously through research and improvement of products, time and again, steel came out as the preferred product. This is one of the things that we see as the lifeline of our – of our industry. Talking about the investments, very quickly, most of them are in Poland, because this is where we see most of the growth; if you take Slovakia, [ph] Czekhia [ph], and Poland, this is where most of the automotive and appliances industries will come up and are basically already developing, and we are putting a new wide hot strip mill in – in Poland with the investment of about 270 million euros, which is 320-325 million dollars, and because of the type of what we’re going to make and that we’ll [UI] about 30 to 40 years of [UI] advantage of our current strip, which basically pays back the investment in about two and a half years, and the same goes for the slab caster that is connected this hot strip mill, currently we have the so-called “breakdown” mill and with a slab caster just on the yield improvement we have a payback of a year. So we’re talking about really big investments, but very, very quick payback. The caster is about 110-million investment. And we’re putting money into the wire rod mill. As I said, we are the leader in high quality wire rod in Western Europe, we want to move the same way in Eastern Europe and – and because of the growing construction and infrastructure market, we are investing into more coating capacity for [UI]. As you can see here, in 2005 we’re expecting about 415 million Euro outflow of investments and this is something that I foresee for the next three years as well. I talked about the integration downstream. Both in Poland and in Romania, we are actively looking into going into the [sounds like “server”] and distribution. In Poland, where we have the network of [UI] and – and service centers, we are [UI] that we are improving, making it a little more professional. In Galati, we’re just starting – we’re looking at a service center close to Bucharest. Talked about the HR policies. Three things. Manpower development, we put a lot of time and effort, and money into developing our management [sounds like “crater”]. And for [UI] improvement we are doing throughout Europe, we – we – people reduction programs, all-voluntary, last year, for instance we [UI] 8,000 people, this year we foresee another 8 to 10 thousand people. None of this is on a forced basis, it is all-voluntary. We negotiate with the unions as well. We’ve been [UI] and we are getting more and more into it [UI phrase]. I’ll leave it here and let Hans talk about [ph] Priveri [ph] our latest acquisition.

Hans Kerkhoven:

Good afternoon, everybody. I’d like to take you through the – the logic of acquisition of [ph] Triferi [ph] and also the way we think that Mittal Steel to be [UI] from the acquisition. The most important thing I’d like to say that this [ph] Triferi [ph] company can become the most profitable steel plant in the world for several reasons, which we highlight on this slide. It starts on the – on the top left side. At the moment the capacity is about 10 million tons and we utilize about 7 million of that at the moment. So there’s still substantial potential for [UI] output of the company. Like

Roeland already mentioned, the iron ore deposits are – are big and there are basically on the site, so the distribution costs are extremely low to – to get into the site. And I’ll show you later on the potential of [UI] mines in – in Ukraine. Overall the total cost picture of [ph] Trigeri [ph], this is still very low, it’s low-energy cost, though the – the Russian try to increase, of course, the gas prices in Ukraine, but overall the cost-position is still extremely competitive as you can see on this – on this slide. [sounds like “Russia”], we still rate a little bit lower, but overall still one of the lowest in the world. [UI] was mentioned, we have 55,000 people, but the salary costs are extremely low. They all work [UI] over time, but we also say that the only way you could do that is to reduce the number of people, so, of course, at least [sounds like “it’s balanced”]. But so far the competitive position on cost is still extremely, extremely good. This picture you’ve seen several times, but it comes back in basically all the [UI] we apply that the consumption of steel in this kind of country is still extremely low and we have enormous growth potential [UI]. You see in – in the [UI] chart that at the moment only 70 per cent of the – or 24 per cent of the sale of Ukraine is in Ukraine itself. And there are still enormous exports to other parts of the world. The domestic market shares, you see at the bottom, where we basically only show domestic market shares in the long products. And it also means to get more market share in Ukraine itself, a lot of the [UI] ways for us to extend on the flat side, and one of the key investments for the Ukraine is therefore on the flat side. The mission is very much in line with the rest of the company, so we are pretty consistent. One of the key things we say [UI] is to become the lowest cost producer, but also one of the most profitable ones in the world. And we think we should be able to do that both in the flats and the long side. Like in the – the other companies, the high level of customer [UI] satisfaction. And insofar, Ukraine, of course, despite the 4.8 billion acquisition price, also they are ready to achieve at least the 20 per cent return on invested capital. The four main strategies to do that are here mentioned on the site. You can imagine if you buy a company in the – in the CIS environment that at the moment it’s not very much marketing driven. A lot of our key things is put direct sales and marketing skills into organizations to be sure that the companies are marketing and sales driven and that’s one – the first thing we have done [UI]. Second [UI] mentioned is the shift, [UI] at least extension on the flat side and less focus on the long side. Selective investments, again, on the flat side to go to the right [UI]. And what I’ll show you in a moment is the – the very good and strong possibilities [UI] is to have iron ore on site. A lot of advantage of being part of the Mittal family is what you see on this slide. We have pretty good sales organization in many of these countries, both in Eastern Europe itself, of course, and in Turkey, but also Middle East and African, we can help Ukraine [ph] Triferi [ph] company to get more profitable – more profitable sales in these parts of the world. And we feel [UI] this is so far the strategy to extend in these areas. Capacity, as you can see in this slide, is very much on long, you see also the – the circle is where we want to make the change in investments to the flat side, the flat casting. As you see, the – the output is so far about 7 million tons and we will bring it up to about 10 million tons on the [UI] side. [sounds like “Iron ore”] site, we’ve discussed the – the output at the moment is about 15 million tons for the Ukraine. We feel that in the coming five-year period we can bring it up to at least 25 million tons. Some people say we should be able to do [UI], let’s say 25 [UI], but that’s major, major improvement. And that would, of course, provide the basis also for selling slabs into especially Eastern Europe where there’s a very good no-cost support for our Eastern European operations. On the [sounds like “coal”] side, we also clearly try to extend the capacity, both [UI] but also to provide more alternatives for the natural gas that we buy from Russia at the moment. Yes, so that’s on – on [ph] Trivori [ph]. What I’ll show you separate is the synergies between - specifically for Europe, between Arcelor-Mittal. I’ll try to skip the part that becomes competitive, because you’ve seen in many presentations repetitive [UI]. The first part cheap [UI] from [ph] Triferi [ph], that’s a very clear important point for our European strategy. You know, of course, that [UI] is very strong [UI] slabs from Brazil, they can still export a lot, that’s – if you look at the growth of the Brazilian market [UI phrase] either in Brazil on in America, and for us [UI] combined business it will be extremely good to have a very strong second slab producer on the Eastern European side. High sufficiency of raw materials [UI phrase]

[sounds like “more details”] [UI] at this point. On the combined business, we see clearly – we have clearly identified procurement benefits for the – for both businesses, especially on the scrap side, but also on the distribution side. If you look at the European production footprint, and that’s been said several times, Mittal is very strong on the Eastern European side, Arcelor is very strong on the Western European side, but there’s a very strong leverage to get that combined. Roeland has explained that indeed we are strong on low value-added products at the moment, but that’s at least the way the market is. That is where the demand is at the moment. So for the time being we see that there’s – it’s a very positive thing. It’s also clear that over time, of course, when the industry [UI] we also need to develop our – our steel product supply. The thing I’d like to mention is what we said – we can probably avoid duplication of investments or delay of investments, once we’ve combined the businesses. If you would look at our strategy plan today for Mittal Steel [UI], of course, we have quite a lot of plans to upgrade the value-added product investments over time and that we can at least delay partly or – at least forget the duplication if we – if we merge with Arcelor on the – on the Western European side. If you look at Arcelor, again, their – their big strength again is on the value-added products and we feel we can leverage the [UI] sales force, resulting in good cross selling between the two [UI]. In the downstream itself, next to the sales there’s also the distribution centers and the service centers. RND has been mentioned several times, but also, of course, for Europe we share RNDs in major – major benefits for the long run. But this we see as overall the – the integration of the leveraging of the strengths from both sides. This is an example of what it would mean in practice if you combine the businesses. You see both the Mittal sites and you see the Arcelor sites. You see, again, how – how very limited the geographical [UI] of this. We basically see two major benefits. First of all is that we can produce closer to the customers in the future, so we can optimize the production sites in Europe and we can focus more on the sites, specialize the sites more; secondly, we feel that because we produce closer to the customers, we can deliver the distribution savings like, it was also mentioned, [UI] about 30 Euro per ton what we face at the moment. So there’s a substantial improvement if we can come closer to the customers. What Lou Schorsch mentioned this morning is also the benefits between Mittal USA and Arcelor Europe, let’s just quickly highlight again the key issues there. The first major benefit we see is on the global customers, the global value propositions, both on the automotive sides, the appliance sides, but probably also [UI]. [UI] were mentioned several times before. Very strong cash flow at the moment already, but also [UI] improvements, because of the – the reduced investments. We haven’t really quantified that part, but it can be quite – quite sizable, I expect. Sharing best practice between units will be, again, the key driver of possibility for both sides of the ocean. And cross selling of, we mentioned [UI] high-end [UI] products, which Arcelor can also

[UI] steel [UI]. But I’m sure that the sales offices, the sales organizations, the distribution centers, which work for Arcelor [UI] in Western Europe will be very good cross selling opportunities to sell the Eastern European products and the other way around. Roll on to conclusion. That conclusion can be short and simple: we are uniquely positioned and I say “uniquely,” because we are the only ones in that position to take advantage of the fast growth in the Central and Eastern European markets with excellent assets and with extremely well skilled good [UI] staff and with excellence to the worldwide expertise and knowledge of this Mittal Steel group to move with the market [UI] if and when this market moves to high grade [UI]. On top of that if you then put – overlay our [UI] with the Arcelor footprint, you see that there is an extremely good complimentarity in [UI] portfolio, in geography, and – and even in [UI], making the whole thing more robust [sounds like “through these angles”]. Thank you. Any questions?

[pause]

UM16:

On the slide [UI] you show us – you show Ukraine as the largest contributor for shipment volume. In that – I know that [ph] Triveri [ph] was acquired only in the fourth quarter. Does that – assuming that [ph] Triveri [ph] would support from the very beginning of the year or even just [UI phrase]

[UI simultaneous conversation]

Hans Kerkhoven:	Which slide?

UM16:	That’s slide 12.
Hans Kerkhoven:	12. [UI] supply over wide range of market...
UM16:	[UI phrase] Okay, thank you.
Hans Kerkhoven:	Sure, thank you.
UM17:	Yeah, they used to perform [UI].
UM16:	Thank you.
Mike Camberdella:

Hi, Mike [ph] Camberdella [ph]. On – on the discussion on the Ukraine, you have a slide that shows the global cost for steel making. Are those numbers back in 2004? It looks like it’s pre, you know, last year’s iron ore pricing increase and it would even look better for the Ukraine operation.

Hans Kerkhoven:	It is – it is effectively [UI], it has [UI phrase] it’s not from us. In the west - yes, [UI] increase [UI].
Mike Camberdella:	So that the big increase, the 70 plus percent increase in iron ore last year, since you have your own iron ore, would make the cost look even better in Ukraine [UI]
Hans Kerkhoven:	Correct.
Mike Camberdella:	Thanks.

UM18:

[UI phrase] quantify the improvements you [UI] in Poland since your [UI phrase], in fact, the most [UI] value [UI phrase] 25 sort of [UI] scenario, [UI] synergies that you intend to achieve and that you achieve [UI] in – in one month in December of [UI phrase] when it was – when you had some other data imported?

Roeland Baan:

I can’t give you exact figure on Poland [UI phrase] we have achieved [UI] reduction in manpower also [UI]. We have also the combined [UI] with Ostrava and the rest of the group, got significant benefits, we probably come closer to the other 100 million. And the market [UI] is very difficult, as I’ve stated before, a company that basically closes [UI phrase] to [UI] company that – that [UI] into the hundreds of million. And – and – although I can’t [UI] throw any figures, if you look at the [UI] of Poland, you’ll find [UI].

UM19:

During a visit that a member [UI] had to Kazakhstan last September, it was pretty clear [UI phrase] product cost were outstanding, but there was a great disadvantage. What do you see happening in the Ukraine as you switch into flat world where you have similar costs but maybe less [sounds like “trade”]?

Hans Kerkhoven:

You have definitely [UI], if you [UI] for Ukraine as market [UI] Middle East and – and Africa, then you have an average cost of market of probably about 25 Euros, which is less than half of the – of the Kazakh to market cost. However, correct me if I’m wrong, but the cost in Kazakh is even lower than in the Ukraine.

UM20:

Today there is a cost difference between the automotive cost in – in Ukraine versus Kazakhstan, it is not that significant, in our estimation it’s about 40 dollars a ton. However, going forward in – in Ukraine, you are lowering the cost [UI] because [sounds like “your work through”] integration to iron ore is increasing as part of 100-million-dollar purchase in synergy. Because of the nature of how these operations were owned, the old ownership had their iron ore mines, so there’s [sounds like “more”] incentive of expanding Kryvorizhstal’s own iron ore mine. We will do that making it 100-percent self-sufficient. Now, there is a similar issue on the [sounds like “coal”] side, where it is not self-sufficient, even though it has the coal factory; the coal factory will become – will – will get commissioned in June of this year, and when you do all of that, you will realize that the cost difference on – on hot metal per ton is, let’s say, 20 dollars. So quite – quite minimal based on where you know Kazakhstan is. And on an end – on a market basis, the [UI] customer you recover more than the 20 dollars, so theoretically, on the profitability basis, Ukraine on the part-time basis should [UI] more than our facilities in – in Kazakhstan. The main difference is, though, apart from flat and long, it’s the product [UI]. Kazakhstan almost has 40 per cent coal and – and coat products, so it’s not only just a hot [UI] – hot – hot burning [UI], it has significant value added as a [UI] operation and all of that. So to replicate all of those investments is not our existing plan. But you see that type of profitability per ton in – in Ukraine, it is probably something which might happen in the next five to ten years, because right now [UI phrase]. And [UI] that Ukraine is 50 per cent bigger than Kazakhstan. So on an aggregate EBITDA basis, it’s very similar to our operations in – in Kazakhstan.

UM21:	Thank you. Well, we’re going to advance. So I’m gonna [UI] a break, for coffee break, so we’ll take a break if we have time. Or should we just continue with the next presentation?
UM22:	Well...
UM21:	[UI] in the mood for coffee or another presentation?
UM22:	I see somebody is – is for another presentation. So we can maybe start a new presentation.

[pause]

UM23:	[UI phrase]

[long pause]

UM24:

Very good afternoon to you. This is the last module of the presentations for the day. And I call this “best to save it for the last.” ‘Cause I’m almost tempted to say that while others [UI] make steel, we in Asia-Africa region of Mittal Steel make money, we make some steel too, about 12 million tons [UI]. [pause] Let me talk about Mittal Steel Asia-Africa, it’s a story of a strong presence in the region, [UI] in the markets and the customers, it’s a story of [pause] presence where the steel is needed, presence [UI phrase] of [UI] and a perfect match between what we’re making and the markets, what they’re demanding. It’s a story of expansion, we are expanding the capacity by nearly four million tons in the coming years and that one also will be matching perfectly with the demands of the market. It is very well tuned to the market. The region has three main locations: two in Africa, northern and the southern tip, [UI] at Algeria and South Africa, and also Kazakhstan. A lot of discussion has already taken place about Kazakhstan but you’ll get to see some more details of that facility there. Going forward, investment is taking place in expanding the capacity, as I said, but most of it, as far as the [UI] expansion is concerned, is going to the primary end, that is the central [UI] DRI and the platform. Acute analysis of the facilities had shown that as we go down the value chain, the process chain when it comes to steel making, when it comes to casting and hot coating, etc., we already have enough capacity there to take it up, to debottlenecking and also to other interventions. Then again on the other extreme that is a finished end we are planning to invest a lot of money. To talk of [sounds like “south of figure”] the market, we do have a presence, a very strong presence of all the auto manufacturers there. Everybody, Toyota, BMW, [sounds like “maxdis”] everybody is present there. Though the market size is small but it is growing and the last two years it has grown at the annualized rate of 20 percent. And some of the models which you see on the board, for example BMW’s 3-series, the Horizon drive one, of anywhere in the world it would be manufactured in South Africa. So by a set of combination of factors including some of the incentives which the government has placed on the table the industry is doing very well. And we are very well aligned to them. We have decided to set up in south of [sounds like “Riga”] a hot [sounds like “tipped”] galvanizing line which will come up either in 2008 or ’09 depending on what upon what [sounds like “industry”] we want. We are in very close contact with the industry because the change from electro-galvanized to hot-tipped galvanized is very closely related to the end of life of the model and starting the new models, and in tooling the positions related to that so that we are fine tuning these positions. Similarly if you look at Africa while south of Riga is doing very well, growing at a rate of about 4 to 5 percent and aiming to grow at 6 percent has come out in last 10 years of its independence life after the Apartheid era has come out to be a gateway into Africa. At least in the southern Africa. And if you look at the neighboring countries of South Africa they’re at a level that they can only improve, so that bodes well for the steel industry. So if you look at the profile, the quality of life in these Africa regions, basic necessities are still a fundamental, driving force of the market. So as the economy develops, as there’s some money in the pockets in the population there, the first thing that comes up is to put up a good roof on the houses. Moving from informal housing to low-cost housing, from low-cost housing to better, robust houses. So the next demand the market is putting on us is galvanized sheet and that’s why we have decided to put a couple of galvanizing sheet lines, one of them coming up in South Africa within 2006 and more planned down the line. Again to meet the requirement of the market. So in brief what I’m saying is that we are located very well when it comes to availability of the [sounds like “rom tubes”] at all the three locations. We are expanding about 4 million tons per annum of capacity. We are expanding on the value added end to meet the requirements of these industries I’ve spoken about. That’s the story I’m going to present to you now. In Asia-Africa we have a leading market position. I’ve spoken about it, I’ve introduced you to that. We are in the high growth market. All of them. And Africa and Central Asia, we virtually own this market base. We have a very diversified product mix. Added value, [sounds like “slab”] products in Central Asia coming from Kazakhstan and also in southern Africa coming from South Africa. The distinguishing features of our presence there are a very low cost position built on vertical integration and [UI phrase]. And every strong mining integration I’ll speak more about it, and it’s sustained investment for improvement of the performance. High industry flexibility, we have demonstrated in 2005 by monitoring our production to exactly match the requirements of the market and have driven good advantage out of that. Then we have an excellent and innovative record of community service and corporate responsibility. In the countries where a general level of quality of life is still not that good the total responsibility factor assumes added advantage, added importance. And we have responded great to that, some of the details I’ll share with you and that is also a hallmark of our presence in these economies. Then of course as I said outstanding economic performance in terms of the bottom line is another thing which is a distinguishing feature of our presence there. Let’s have a look at the history and the overview, what value addition has the Mittal Group done to these locations after arriving there. I’ll share those details with you now. And these details are the impact, are essentially in terms of how we have driven the [UI] volumes, how we have driven up the supply chain and how we have driven the sales in these regions, how we have come about to own these markets is what I’m gonna share with you now. I’m presenting before you in this slide the level of production before the takeover of these locations and after the takeover of these locations. [UI] From the left-hand side is Anaba that is in Algeria, then we have Timatou that is Kazakhstan and the third one of course is South Africa. If you look at the total from 10.3 million ton to 12.4 million ton is an improvement of 20 percent in driving the [UI]. That 20 percent improvement has mostly come through productivity and deal improvement and investment in debottlenecking and those really well thought out interventions which have brought about this through good improvement. Driving the value...What you’re seeing in front of you are [sounds like “billycan slab, hottle coil plate, coldor coil”] etc. This is segments and how the production has improved before takeover and after takeover. After takeover being 2005 as the representative year. I would like to invite your attention to the second film left which is for [sounds like “hottle”] coal plate that demonstrates an improvement of 20 percent. Then further down the line you will see the coded products, that’s galvanized and colored and tint-coded products. That is the most [UI] improvement of 42 percent. Therefore the point has been that the mix is far richer today. Let’s have a look at how we have driven the sales in the meantime. We are [UI] focus and we own as I said the Central Asia and Southern Africa market. We are strong in the Middle East too. But these two particularly Central Asia and Southern Africa are our strongholds. Prior to acquisition you will notice the market profile and current profile as presented in our sales of 2005. You will notice that Africa, Asia and Middle East are accounting for 77 percent of our sales. So it’s a very regionally focused and aligned to the market and the markets demands business. The control of the market as I mentioned, is more also to the logistics stream as an integral part of this strategy. To our presence in the shipping market, we fortunately control the logistics line to these markets, which really puts us in an advantageous position. The next component of our presence there after the takeovers was driving the productivity. What I’m presenting before you here are the number of employees per million ton per anum as indexed. You will notice that between 2001 to 2004 that number of employees needed per million ton of production has been reduced to a level of 65 to 70 percent. And then in 2005 it is further reduced for Algeria and South Africa. Unfortunately the Timatou that is Kazakhstan [UI] in 2005 as a [UI] is on account of a fire which we had in the hot [UI] mill of the company. But that’s behind us now and currently Timatou that is Kazakhstan is also back on its journey towards improvement in its productivity and is operating in terms of number of employees needed per million ton of production at a level nearly 55 to 60 percent of its, of where it started in 2001. We have driven the [UI] that we wanted in all these locations through investment. Anaba has seen an investment of 72 million US dollars up until now Timatou where most of the investment action has taken place, 1.1 billion US dollars have been invested there after the takeover. And fortunately every facility whether it is [UI] cocoa and [UI] plants, steel plants, hot [UI phrase] galvanizing length, everything has been revamped there. Further, get back to the expansion that has taken place in [sounds like “Gunterengotstatt’] giving a bigger than [UI phrase] and then on new color-coded line which has just been commissioned there. Four [sounds like “stand cold rolling men”] and the new pipe plant are on the way there. South Africa 647 million US dollars worth of investment into technology pulverized coal injections in Newcastle plant, and another 140 million US dollars advantage has been driven home through various interventions. That is the benchmarking we spoke about, that’s the pluses of benchmarking, identifying the gap, going about filling those gaps, seeking help from the other locations, that’s the process I’m showing here as [UI] advantage 145 million here. I think [sounds like “Savannah”] is a, an example to be mentioned. It is a case study of South Africa. Savannah steel, a steel plant located on the western shore of the country, it has a high end of technology there, we have codex there we have [UI] we have Tinslat Castle there, and this was a plant that was struggling before I will admit is still there. Made a loss of 1 billion rand, more than 100 million US dollars a year, and the very next year when it was turned around after takeover it made a profit of 1 billion rand which because of the shift in the [UI] also was about 150 million US dollars. That in South Africa is the biggest case study you have of value addition and the turnaround. An overview of the activities there, one point I already made is that our presence, we are located in the current places, current zones. What you are seeing here in the graphical representation is the growth rate of the locations that I spoke about. If you look at sub-Sahara, there’s about 5 percent growth rate, it is demonstrating. Algeria about 6 percent. Russia, Iran, Kazakhstan all of them are growing at a rate of 5 to 10 percent.

That’s what I spoke about that we are present at the current places. Second point I made is that we are expanding our capacity. We are aligned to what the market is demanding and the third point which you will see her also presented on the lower end of the [sounds like “ragens”] file is our [UI] integration. Please notice that as far as [UI] is concerned, this region has an integration of about 45 percent and an integration of 80 percent as far as iron ore is concerned. What you’re seeing before you is our regional strength in terms of the marketing network and also our production facilities. Product [UI] value added product range is well matched to the regional requirements, I made this point a little while ago. Most currently that is 2005, if you see, that we are well into [sounds like “hottle”] coal, 41 percent coal or coil, 13 percent and coded materials, that is tin galvanized and color-coded, 16 percent, [sounds like “lorenba”] is 14 percent. And value added long which is a very high margins business of [sounds like “seamless stripes”] and also of the [sounds like “poach”] products is 8 percent of our portfolio. We do have a very balanced exposure to the steel consuming industries. If you look at it we are 20 percent into construction, rerolling is 7 percent, pipe and tube, automotive, packaging machinery and [sounds like “acutement”] and 43 percent into the service centers and distribution. As [sounds like “Lou”] has already brought out as in [UI] parts so in this region also. Some of the very distinguishing customers like auto industry are being [sounds like “trade”] to service centers, they like to, they prefer to receive a value added production which is coming to them through service centers so this 43 percent hides some of the very distinguishing and very demanding customers. The strategy going forward is one of growing in capacity, going deeper into value added, and one of cost reduction particularly through integration into the mining and [UI]. The mission of most admired [sounds like “team”] institutions, the mission of creating a most admired steel institution leads us to the vision which constitutes essentially highest operating margins, being supplier of choice, and being regionally focused. And that brings us to the strategy which essentially constitutes owning the markets and the customers basis, capacity expansion, I mentioned about 4 million tons of capacity expansion taking place in this region and South Africa is one important ingredient of all this. South Africa we believe has done very well in balancing the interests of various interest groups there after it coming, it came out of Apartheid and thereby it has now offered a stability, which is the platform on which a growth rate of 5 to 6 percent is being built upon. Looking around in the region there are countries further north of South Africa, which are at a stage from where they can only improve. Therefore we are in the regions where we are really bullish about our presence there and we are looking forward to the growth coming through there. Expanding the steel capacity by 3.8 million tons out of which 2.1 is coming in South Africa, .8 in Algeria and .9 is coming in Kazakhstan. And [sounds like “lowbuddle”] investment is to take place in improving the production mix, I’ve already told some of that to you, stating that we are aligning ourselves better to the automotive sector in South Africa, galvanized lines to come up both in Timatou as well as in South Africa. Then we have the pipe project in South Africa also coming up and most important is as far as Timatou is concerned we have taken a deficient to move into long products there. Which will bring a [sounds like “billick”] council and involvement there. Optimizing capacity, I spoke in terms of 3.8 million tons of capacity expansion there and a growth and [UI] shows us that it is at the [sounds like “prominence”] that is having the centers, the DRI, and having the capacity of the blast furnace installation which is of importance there. What I’m showing you here on this busy slide is that how these are coming about in the time frame of 2005, 2008 and 2010, where the product sales are expected to go up to 14.1 million tons. Increasing productivity...We have constantly improved the level of productivity. I shared some of the details with you, how since 2001 coming up to 2005 we have reduced the number of people needed per million ton of steel making to nearly 65 percent of where we started from. A 10 to 12 percent improvement in the level of productivity is per year [sounds like “month out”] which all of these steel locations are falling up, and as our chairman also mentioned during the morning session, that a labor force reduction of about 45,000 people is being implemented. Last year 11,000 across the globe were reduced and this is going to be the rate this year too. But it doesn’t end there, it is not only a question of number, numbers, it is also a question of lifting up the general skills level. It is also a question of attracting and retaining the right kind of skills, and managerial skills particularly. It’s the story of that. I wish to take a minute off here and give you examples of two very historic agreements we have with our unions in South Africa. We’re in the third year of an agreement with them that they will be no forced retrenchment, 2006 is the third of such year. We have this policy across the group, that there will not be a forced retrenchment, but in South Africa we have from like that we have signed agreements on that and that is going a long way in assuring the labor force and our employees that we will stand by what we are saying. So there’s the third year of that, that has not, not been a forced retrenchment there in last year and the second one, second historic agreement I wish to speak about is the three-year wage agreement. We have achieved a wage agreement, which gives them an assured annual increment or adjustment in the fixed part of their salaries equal to the inflation rate. So that part is looked after we don’t face uncertain times every year when it comes to the adjustment of the annual, uh annual adjustment but at the same time it gives them the opportunity to earn more than that inflation rate in the variable part by meeting the targets which we set before the beginning of the year and measure them quarter by quarter and that gives them the opportunity to earn more than the inflation rate. And of course companies have been, when they earn that, because it means that all the financial as well as physical targets are being met well. Reducing the cost is most important, imperative for all the units. Efficiency improvements and technology upgrades, there’s a lot of investment going into that. PCI in Newcastle is just one example of that, I just gave you. And then the raw materials in [sounds like “shakus”] we’re expanding the iron ore ownership as well as production in South Africa. We are, there’s a breakthrough project, which we have in Timatou. And that is to treat the iron ore to take out the extra phosphorus. This is something that has been bothering the steel industry for some time and we have a major project there, which is a breakthrough project. So reducing the cost, more particularly through the raw material base because 44, to, about 50 percent of the cost depending upon location is coming to the raw materials. So a lot of focus on that side. And we believe a lot of work, good work has been done there. With that I come to the end of my presentation here. What I have really shared with you that as far as Asia-Africa is concerned, it’s a question of location, being located in the correct places where the raw material is, where the market is. It’s a question of expanding the capacity to meet up to the bullish...growth pace of these regions and also it’s about being in the high value chain, by high value added product mostly focused on auto industry. With that I would like to invite our [UI phrase] to come and address us on mining operations.

UM2:

Thank you, good afternoon. It seems you really are saving the best for last. And it’s not because I’m presenting. It’s because we have an interesting story in terms of our mining operation. Uh this thing came about, I realized we started mining operations back in 1992, three years after the company was founded, which talks about the long history that we have and the long tradition that we’ve had in mining but more importantly that it’s been a strategy we have had since the beginning, the importance of being vertically integrated in the steel industry to maintain a competitive cost base. We today are the world’s fifth largest iron ore company, which is quite an achievement. Since during our 13-year history...why do we believe, I’m focusing primarily on the iron ore side of our mining operation not so much on coal and what else we’re doing. Why do we believe the iron ore industry is important? Primarily it’s because we believe the fundamentals of steel demand are good for the next 20, 30 years. Historically if you look back 100 years, during industrialization [UI] used to grow at around 3 to 5 percent, between the 70s and 2000 we had a low growth environment this was because a lack, this was because of lack of industrialization or growth in various parts of the world and also the collapse of the Soviet Union where we saw 150 million tons of capacity come out. We believe for the next 20, 30 years there will be strong demand for the steel industry driven by China, driven by India, driven by the rest of the [sounds like “bricket”] economy. The supply side of the iron ore on the contrary is very concentrated, it’s gotten very concentrated in the last 20, 30 years. The three companies controlling 70 percent of the [sounds like “seaborn”] ore market. China does not have any iron ore, it has the capacity which is going for iron ore and therefore we believe it is critical for us to have a significant presence in this scarce commodity. So what have we done? We believe we have developed the strongest position in raw materials among steel companies. We are the fifth largest iron ore producer globally with a production of about 50 million tons and a resource base of over 5 billion tons. It’s interesting that there are three fives in these statistics. Uh but that’s basically the story of who we are in terms of the iron ore industry. We’re also a pioneer in terms of DRI, [UI] reduced iron, technology pioneer. We heard earlier on from Mr. Van Kit on what you’ve done in [sounds like “anexta”] in terms of growing that technology base with the largest producer of DRI in the world, which provides a hedge to scrap prices and basically a metallic substitute. Significant core reserves primarily in Kazakhstan [sounds like “cope”] facilities around the world in which we are generally long [sounds like “cope”] as a company and significant infrastructure capabilities. Most importantly self-sufficiency in iron ore and other raw materials is important. One, because of price, but more importantly because of location. A lot of these iron ore mines are in close proximity to our steel facilities so we save on substantial freight costs as well. This provides you with an overview of our mines. Clearly you can see we are present in many countries and have mining operations on a global basis. Apart from Liberia, all of these mines are next, are close to our production facilities. Liberia is the first project we have undertaken in which we’re developing an ore mine, which is right, which is not next to a steel facility. If we, let’s talk about what we’re going to be doing in terms of the iron ore mines in the next five years. We intend to spend 1 billion, 1.3 billion dollars in terms of capacity expansion. Primarily focused on Liberia, which has taken, which is responsible for a significant majority of this amount. We’re going to develop and rehabilitate mines, which were producing before the civil war, they were producing 15 million tons exporting to various points here in the United States. A good quality S.C., I’ll talk a little bit more later on, on the infrastructure and where the [sounds like “port is”] so you’ll get a good sense of what this project means. We’re expanding our facilities in Ukraine, there’s tremendous scope over there. When you go to

Ukraine it’s quite incredible you can stand on the mine head and see the steel plant and you can see the conveyor, I don’t remember seeing a single steel company or hearing about a single steel company which has that close proximity to, to an iron ore mine. We’re gonna try to replicate that in Charkin where we want a steel plant to sit on the iron ore mine, like how steel used to be a 100 years ago. But it’s, it’s still difficult and, and the latest plans, the latest plans is that mine and steel plant will still be joined two kilometers away. So clearly [sounds like “kaverstallis”] is very unique. We have other expansion projects in Mexico, Kazakhstan and Bosnia. In terms of what this means, clearly our, our self sufficiency in iron ore will increase to almost 80 percent by 2010, post [sounds like “Arsial”] transactions, this would half to about 50 percent and we are comfortable with that number. In terms of reduction in costs, we, we, though we have been in the mining side of things for the last 13 years we have not made it a core business in terms of management or in terms of skills or in terms of attention. At the result, that’s why you’re seeing me and not a mining director or chief operating officer from mining. This is an area where we intend to focus on, ‘cause we do believe we now have the size and the economy of scale to get focused in terms of reducing costs as you ramp up production. Using better exploitation equipment and doing cross training, sharing of best practices, latest mine planning tools. We also believe that there is more scope for strategic investments in terms of logistical assets as well as mining equipment improvement and total planning system. Let me just talk about Liberia and then conclude the presentation. As I was saying earlier, this mine used to supply various steel companies around the world. It’s a billion ton reserve mine in Liberia next to the [sounds like “Guinea”] border. It has a rail line which is 245 km in length and it’s the [UI] port which is, was used in the past. To our surprise, as we came in and finalized the diligence and looked at the rail line and the port facilities, we found that they were actually in good shape. Yes, there are issues. But it’s not a project in which you have to set up a brand new rail line and brand new port infrastructure. We have all the assets that they previous mining company called Liminco used to use which has been transferred to us. And that is why our cost per ton for this mine development is more than half of what the other iron ore majors are doing in places like Australia and Brazil. We believe, we have been progressively reducing the amount of investment, pre-assessment was 900 not its 800, we might see further reduction on this as...we go ahead with it. The first capacity will come online in 2007 and the first phase, we call the first phase as we believe there is the [UI] to expand this further, 15 million tons by 2010. Furthermore, Liberia is much closer to [sounds like “Arcelor”] and our steel making facilities in Europe so we do have the freight advantage as compared to Australia or Brazil. Let me...find...conclude Asia-Africa and then perhaps just try to conclude the whole day and provide you with a framework of what we’ve done this morning and then invite Lou and Roeland to answer all of your questions as well. Clearly Asia-Africa is tremendous in terms of its margins, it’s tremendous in terms of its growth potential and tremendous in terms of its low cost. Based on what Asia-Africa can normally do, 2005 was clearly a tough year for Asia-Africa business. It was tough because we had the fire in Kazakhstan in the first 6 months, yet we received some compensation from the insurance company but it was still tough from a business point of view. And in the second half of 2005 we saw a dramatic collapse in prices in China which clearly impacted these businesses as they are primarily exporting into China or are exporting into the end markets which have the same pricing levels as what the Chinese market does. In spite of all of that, it came up as a good performance. Significant potential in terms of productivity, we talked about that earlier. Significant potential in terms of capturing growth, in terms of per capita consumption. As well as growth in terms of expansion in other markets, [UI] talked about a number of about 2.8 million tons. And lastly we believe we continue to grow in developing our value add capability. We’ve demonstrated our tremendous track record in all of these countries in turning them around, investing in these assets and creating profits for growth. So clearly Asia-Africa very exciting growth opportunities. If we turn to, to the U.S. we have just begun to leverage our leadership in the U.S. market, it’s not been a year since the ISG acquisition so I was very happy to note that when Lou and his team no one asked the question how is integration coming along, I think everyone has accepted that integration has come along beautifully. Both the companies are working together, the management team is one, feel the marketing is united, we have an operational framework with the union, which they’re very pleased with. The integration has been done and now we need to figure out how we can diverse the leadership position. When Arcelor created their business in Western Europe, they announced an initial synergy number, and as they began to develop their business they realized that they actual potential combining these 3 companies was much more significant than when, was much more significant than they had anticipated. I would believe that in the [UI] USA we will see similar opportunities in the next 5 years. [UI] made the point earlier one in terms of rationalizing from our asset base and what we have done and you could tell from her answers that look there is scope on rationalizing the assets, on making our asset base even more cost, cost effective. There’s more potential in terms of capturing where we are with the customers based on the market size that we have and the amount of capacity that we have idle. So we, we forecast and foresee continued benefits and leveraging our leadership in the [UI] steel USA, in long products as well as our slab capabilities. In terms of Europe, it’s a growing organization. I mean Roeland made the point that he joined a year and a half ago. When he joined he was the first employee for the Mittal steelyard organization. Today we have 150 employees in Mittal Steel Europe focused on bringing all these disparate assets in Central Europe and Western Europe into one sales organization, one purchasing organization, one production planning organization. Again perhaps not to the same degree that we will see in the U.S., because the geographic spread is much larger and the customer base is much disparate but we will see benefits of that integration coming on stream in the next 2 to 3 years. But more importantly we will see significant automotive growth coming out of our investment in Central Europe. There we are significantly behind in terms of our approach to what the automotive demand will be in Central Europe. We have the capability but do not have the assets and we’re now investing in the assets so we can take care of that opportunity. Hans talked about [sounds like “Feverstall”]. Today it’s a 6 million ton commodity long product mill. The cost base as we did in the Q&A is very close to Kazakhstan. We believe it will become a 10 million ton slat and long facility and has significant room to grow, both in terms of Ukraine as well as the larger European context as Ukraine becomes more and more part of the EU. Silver ore, what’s a snapshot? The snapshot is significant growth potential and value opportunity that Mittal steel on a global basis. In terms of productivity we talked, we had talked a year ago about 45, 000 people voluntarily leaving the organization. We had 10,000 people leave successfully in 2005, that program is continuing. We have volume expansion at all of our regions, most pronounced in Asia-Africa, about 4 million tons. In Central Europe we are building up an automotive franchise, which will be quite compelling. We’re capturing synergies, from acquisitions like ISG and [sounds like “keveristall”] and other improvements across the organization. And lastly we’ll have 20 million, 28 million tons more of iron ore 5 years from now from today. So all in all an exciting story from the [sounds like “brook”] steel for the next 5 years. With that I’ll open the floor to your questions. Thank you....Lou and Ron do you wanna come on [UI].

UM3:

I was just wondering if you could quickly comment on your take, in a very broad sense, of the Chinese market, just sort of, in terms of supply and demand and I guess consequently pricing, both currently and what you expect.

UM2:

In terms of the Chinese demand, let me start with pricing and then the broader context of the Chinese steel industry. We believe, we talked about seeing a low in the Chinese steel industry. And we think we saw that in December, most steel companies in China were losing money, we have a share in the eighth largest steel company in China called Valen. In the fourth quarter they made a loss on the net income basis and that’s largely a very efficient steel company in China. With the price increases in January followed by a $45 dollar price increase on most slat products about steel, which is, started the upswing. In terms of what the Chinese steel industry is seeing, they’re seeing that the price level today is independent of any iron ore increase. But to the extent that there is an iron ore increase, there will be another price level or another price increase in China. That’s the immediate context of where the Chinese steel industry is. In terms of the supply and demand for the last two years, the government has been very focused on reducing supply in the Chinese steel industry. They had a strong belief that the Chinese steel industry was overheating. They enacted certain measures namely they seized capacity, which was not authorized, and they put chief executives in jail. There were two such capacities. One was 8 million tons and I forget how big the other steel plant was. They’ve been shutting down facilities, which are uneconomic on environmental basis and energy basis. They shut down 18 million tons of capacity. They’ve been progressively reducing the export levels of VAT. The VAT rebate on exports which makes exports even more unattractive for the Chinese steel industry. And lastly every Chinese steel company now has to come to the NDRC for approval for capacity expansion and they have highlighted that they are going to focus only on the top 5 or 6 Chinese steel companies for capacity expansion and not the others. So significant change in terms of how they want to curtail the supply growth. What we saw in 2005 and 2006 that they supply growth was still tremendous compared to demand and people have acted in terms of slowing down the onstreaming of capacity growth. If you have a brand new galvanizing line, instead of running three turns on it you run one turn on it. And that has had an impact and that is why these price increases are sticking. The industry remains fragmented. The Chinese government has talked about five steel companies to 10 companies having 70 percent of Chinese steel production in 2010. And the day we announced the Arcelor bid, the unsolicited bid, we heard comments from the Chinese steel industry including Madame Chevalle steel that this should encourage consolidation in China on an even faster basis. So sum up our views on China we don’t see them as disrupting the export markets, they did not do it, things are improving now, supply is getting curtailed in terms of its growth and number three they’re moving in terms of consolidation. We saw a merger occur in 2005 named Jonshan and Venshi. So generally a stable Chinese market and a positive for the global steel industry. Yes Chuck.

Chuck:

Question about Saldanna Bay. That mill which is one of the newer plants in the world was originally designed to be double, [UI] mill and placed to capacity at the [UI] shop, are there any plans in the works to add to that capacity? [UI phrase] costs for doubling it.

UM1:

You're right. Costick mill has double the capacity it needs. The other end would have to be invested in, it is all linked to [UI] natural gas there, for the [UI] to bring it from other countries, nearby countries, we would be guided by that. In today's environment it's actually not as low cost as [sounds like "Vanderbilt"] park might be. Because of the natural gas constraints, the correx and the [UI] are not as efficient as using coal and ore from that [UI].

[UI question]
UM2:	It’s clearly the most advanced technology in the world in terms of using correx, metrex and [sounds like “instrip caster”] but it’s not as profitable as Vanderbilt park on a part-time basis.
UM4:

Yeah I have 2 questions. Are you worried about the political environment in Liberia at all I think that’s been a sort of unstable area. Are you convinced it’s going to be a better place to operate going forward?

UM2:

We are concerned but it’s not a concern, which is preventing us from going ahead with the investment. There’s a couple of things, which we believe mitigate the concerns and the risks. First of all the election that took place was free and fair. That was a very good demonstration of what the future can hold for Liberia. Secondly we still see the U.S. government significantly involved in Liberian politics. For example, the first lady as well as Condeleeza Rice was there for the inauguration. Number three, in uncertain environments normally the private sector can still function as long as it is socially responsible and that will be our business model, we will try to create a lot of acceptance of what we are doing at all levels of Liberian society. Both at the mine level at the port level and to the railways. But we can continue to operate even if there is political turmoil. And that’s the model we’re trying to embrace to mitigate some of that. But generally with every passing day the situation in Liberia is improving not deteriorating so things are looking more positive.

UM4:

And the second question, and you guys are well positioned to benefit from this but there’s a real question in my mind about iron ore availability and scrap availability over the next 5 to 10 years. If you sort of step back and think for a second that steel consumption and growth rates the fastest its been in 40 years and what you have is growth in India and China which really don’t have an industrial base so the industry is outgrowing its scrap supply so what you’re going to have to have is an industry more dependent on iron ore. You take China, the fastest growing country in the world in terms of steel consumption, they have very poor quality of iron ore. They’re consuming some 15 percent ore, which has to be upgraded so it’s a real problem for China and the ore has to come from somewhere else. India has been dragging their feet, they’re forcing ore to be consumed internally they don’t want to export. There’s Liberia and a few other places, but it seems to me, you’ve talked a lot about 5 and 10 years. If you step out 5 or 10 years, it’s a real question mark where the iron units are going to come from. Scrap is gonna get tighter or stay tight and iron is gonna be very difficult to come up with. The massive infrastructure builds, do you agree with me, disagree, what are your thoughts?

UM2:

It is very interesting what you said, I think there are a lot of valid points. In terms of lack of scrap availability coming out China and India. India being difficult in terms of export of iron ore. I do agree with you that the iron ore environment continues to be constrained but at the same time I do believe a lot of the iron ore majors have significant projects, which should keep them in the top drawer. And that is one of the reasons why we were successful in places like Liberia and others. They know that we will be focused on implementing those projects on a much faster basis than the iron ore companies might. So I do not see an environment in which the iron ore price level will reach ridiculous levels because I do believe then the iron ore industry will accelerate some of their plans. And I see that as a mitigating factor. They still control 70 percent of supply and they will be in a position to kind of manage that supply so we don’t get an environment in which there’s an acute shortage.

UM5:

I know you were specifically talking mostly about the iron ore part of the business and mining, but can you talk about the met coal part of your business. ‘Cause when you did the ISG transaction you talked a lot about the old Bethlehem reserves in some of the mines that have been shut down for met coal. Where do we stand there particularly with the number of coal-mining accidents we’ve had in the U.S. and is that going to halt or, or temper your aggressive in opening those mines?

UM2:

I’ll get Lou to expand on that but generally we are still focused on expanding these iron ore, these coal mines. The way we would do it we’d subcontract the management and [UI phrase]. But if you want to talk about what we’re doing in terms of our met coal expansion.

Lou Schorsch:

Yeah I think we’re a bit more sanguine about the availability of met coal. Clearly you’re right we’ve had a lot of you know kind of rolling series of accidents and mine closures and then tight markets as a result over the past couple years. The major property we own and the one that’s closest to commercialization of [UI] we are upgrading it through a mine manager. It’s in Chambria, but most of our coal in fact comes through long-term contracts we still think the relative price advantage of producing, using that material in the U.S. for, on a global market standard is, is, makes it attractive and that’s where most of our [sounds like “copple”] coal comes from. We are thinking you know on a longer term basis about whether we could be more aggressive or active in using those materials ourselves and even to the point of looking at that, should we need [sounds like “coal coming”] capacity linking that to one of those mine operations. So we’re developing it but again I think most of our [sounds like “coke and coal”] is supplied to us on a long-term basis from the standard peabodies themselves, etc., that supply the world market.

UM6:

On your mining [sounds like “capex”], even if we take out the [UI phrase] in Liberia it still seems like on [UI] basis it significantly lower than the capex you would see at the [UI] mine for instance. So I’m wondering is it just the fact that it’s a lower cost of capital in the areas where you invest or [UI] cheaper wages or is there anything else I’m missing?

UM2:

You can’t compare the two. You can’t compare Liberia with what they’re doing in Australia and Brazil. But the other mines don’t have any logistical costs. You see most of the development has tremendous costs in terms of building up new railways and expanding port facilities and that 13 million ton mines you do a lot of infrastructure work in terms moving equipment. Here the mines are next to the steel plant so it’s just a matter of bringing in more equipment, opening up more mine space and things like that. It does not require a new mind development apart from Mexican [UI] we didn’t mine development. So it’s a little bit of an apple, apples and oranges types of comparison. This is basically [UI] expansion of mines, not [UI] expansion.

UM7:

Yeah I’ve got a question on Senegal. Apparently you and another group claim, at least they say the same rights to the same ore. Can you tell us what the story is? And then secondly are you having trouble getting mining equipment. Apparently tires are very scarce and trucks aren’t too much easier.

UM2:

Yeah, every day I ask my mining engineer why will Liberia come up only in 2007 and this is the answer he gives me that tires are scarce and it’s difficult to get mining equipment, big moving equipment. It’s a very, very strained environment and that’s one of the reasons why all mining projects are taking much longer to come onscreen. And in terms of Senegal, the other company is Kumba. And Kumba I believe had a contract in 2004 to develop the Faleen region in Senegal. And they did not do anything in terms of exploration or exploitation for a whole year. And so the government got sick and tired of them and invited us to see if we could move faster which we did. And we [UI phrase] exploration and exploitation in about six months. The government’s very clear that they are in their full right and capability to cancel the contract with Kumba. Kumba believes the government was wrong in canceling the contract and they have their dispute going, going on along the sidelines. We don’t believe it impacts our agreement with government and our agreement is independent of that. And we believe we can proceed forward. They’re much more excited by us because number one by our speed and number two because we might set up a small steel facility in [UI] for example. Which clearly is more exciting than just iron ore mine.

UM8:	I’d love to hear your outlook on the tubes and pipes and the growth opportunities there.
UM2:

I don’t have the best outlook on tubes and pipes, I don’t know who in the group. I’ll tell you my perspective and what’s going on in the company in tubes and pipes. We have a couple of facilities, which were specialized primarily in the Czech Republic and Romania, we acquired two facilities, we have a small one in Algeria. As well as a facility in South Africa. And when we look at our business we realize that we are not capturing the highest value added segment. Our average revenue for OCPG highest for example is 600 to 700 dollars a ton. And the market is at 1,000 dollar. We find it difficult to enter into the bid, to provide quality assurances, to have the track record and things like that. That’s an area in which we want to recruit the right people so we can develop that sales and marketing capability, we see tremendous opportunity because of the massive price gap in this, quite a lot of tonnage that we have internally. In terms of the market prospects, on tubes and pipes, I don’t know Roeland if you want to add anything or Lou.

Roeland Baan:

No not a lot of [UI] clear that the [UI phrase] business will continue for some time to come. And our investment projects in Eastern Europe are directed to that. You have three facilities both well [UI phrase] we’re investing in especially in quenching and tempering heat treatment etc. in order to take better advantage of the current market situation.

Lou Schorsch:

I’d comment on the point of view that states the prospects are pretty much identical with the prospects for oil what you think is happening in that market. We don’t directly participate but I’d say indirectly we play a significant role. We talked earlier about the, I think Aldo asked the question about the plate market, to me a lot of what’s driving the plate market is the energy sector. We’re major participants there and if it were sustained you know we would have the opportunity to think about producing more in that product. In addition we are, we have the most powerful hot strip mill in this part of the world at our Indian Harbor facility. I think it’s 132,000 horsepower something like that, which is very suitable for making the higher strength, wide grades that are used to make welded pipes so we’re, we think we’re well positioned indirectly, do we wish we had a direct pipe business, now sure, but on the other hand a lot of people that were, that are in that business today and are very happy about it 3 or 4 years ago I think were you now looking for ways they could get out of it. So it’s been cyclical, the long-term prospects may be very positive. We do participate indirectly but not directly.

UM9:

Yeah, question on minority shareholders. In South Africa you still have a large minority shareholder base, I think in some of the central European companies as well. And perspectively if you, if you’re successful with Arcelor you’re going to have a large minority shareholder base in Brazil. I’m wondering if you could talk about the company objective. Is it to take out minority shareholders to give you more flexibility, which seems to be a global trend or are you content having minority shareholders. I’m still just [UI].

UM2:

Our global objective has always been to take out minorities, in places like Poland and Czech Republic we’ve made significant progress and Romania as well. When we started out we had 88 percent out of 99 percent. In Poland we believe they’re over 95 percent off the entity, it’s [UI] technical but we’re 95 percent. In the Czech Republic the only outstanding shareholder now is the government. We [UI phrase] shares for example. The issue in Brazil and South Africa is slightly different. There are political ramifications from taking out the minorities. I don’t want to speak too much about Brazil but in South Africa everyone’s aware of black economic empowerment. And there is a significant state shareholder called the Ivyski, which owns a significant stake in Mittal Steel South Africa. We don’t want to disrupt the apple cart there by taking out the minorities and then realizing we have the requirement so then you don’t achieve anything at the end of the day. In Brazil you could have political reasons as to why they want to keep a minority outstanding as well because they’re all flagship companies and they’re local exchanges and they’re very focused on developing.

UM10:

Could you give us a timetable for this transaction? When do you expect to file, how long do you have to wait afterwards before you can do anything? Just the whole procedure now and then how firm are you that 50 percent or just over 50 would be at least satisfactory to start with.

UM2:

We actually filed with the regulators back on 27th of January. We went down to the authorities in Luxembourg and they’d not seen such documents in their life. And that is why it’s taking so long. Today what you have, is you have two regulators who have, who are running the process on a daily basis. The Belgians, the Spanish and the Luxembourgs together. And the French ASM is monitoring it but is not part of the decision-making. Officially. We have submitted various drafts to them based on their comments. They issued a press release I think 6, 8 weeks ago announcing the terms of the offer were generally acceptable to them and now it’s just disclosure of the, of our company and Arcelor, our intention. What we expect is in the middle of April, April 15, that the offer will become effective. 45 days I think the shareholders would have to tender their shares, we’re looking at a June closing. The transaction is not conditional on anti-trust clearances so the official closing might occur some time after but the consideration will be paid out to the shareholders by June. In terms of the 50 percent ownership, we have the right to waive. So in case we achieve less than 50 percent we have the right to waive and accept a lower percentage of shares. That determination would make, on two, two bases. First of all, what is in the interest of our shareholders and Arcelor shareholders. And number two can we still capture all of the benefits of this transaction. And if we find that the percentage we actually get is not in the interests of our shareholders or Arcelor shareholders and we can’t achieve the benefits, we will not go ahead.

[UI question]

UM2:

We cannot, we’ve [UI] achieve 95 percent. Without a requirement in Luxembourg it’s 95 percent. But we can do other things. We can do another [UI] offering to get more shares. We can put in a profit in which we affect a merger between Mittal Steel and Arcelor. That might involve changing the incorporation and making the company a [UI] European [UI] type of a company. So there are various ways of getting to a larger shareholding in that entity.

UM11:

Yeah how big is the automotive post market and I understand technically it’s must more challenging to make automotive [UI] but financially is it that much more significantly profitable in compared to long products or [sounds like “uplantis”]?

UM2:	Lou you want to talk about automotive.
Lou Schorsch:

Yeah I think the exposed market would probably be if, if automotive market in our country is probably 15 to 18 million tons total, the exposed would probably 2.5, something like that would be my stab at that. I think when you get to that kind of product it is a very attractive product financially. It’s, I don’t want to give prices, price information out but again there’s not many people that can make it. Requirements are absolutely critical, it’s more important to the automotive company, I wouldn’t say more important, it’s very important to make sure that every part works, gets the critical surface that they need, etc. And they are willing to pay for the capability to provide that on a very regular standard basis. So I think when you get into that high end of the automotive market it’s very attractive. It’s [UI] comparable to any of the good commodity markets, maybe not the pipe and tube in this environment for example, but any good year in year out market it’s near the top of that list. I think if you look at more commodity based product, let’s say, and I’m not talking about now the ultra high strength or advanced high strength but more run of the mill material that would be structurally parts inside the car and so on. Then you know these are, I don’t say commodity products but the margins are comparable with you know less attractive products. In general automotive continues to be a very attractive market for us in a super heated market you know those prices and contracts are stickier than what you see in spots. So you can have periods and we’ve had some recently where the spot market is above what you’re achieving price wise in the automotive market. I don’t think above what you’d see for those exposed parts but again over time looking backwards over a long period of time and assuming the future would continue like that, in general throughout the cycle that’s a more profitable market than the spot.

UM12:	A question on the automotive market Lou. There’s concerns with sales a little bit weaker and some inventory build and maybe some labor production people are a little concerned about the production rate, a little concerned about the production rate going forward in automotive, could you tell us what you’re seeing in terms of your order intake and what you’re hearing from the automobile companies about the, say next 3 to 6 months?

Lou Schorsch:

I think we’ve, you know we’ve still been looking for kind of a 17 million unit year, which is very consistent with what we’ve seen the last couple years. We had a stronger than expected January or let’s say first few weeks of the year and that I think was driven in part by people building ahead of new platforms and building up an inventory for those platforms. I’d say we’ve sort of balanced that out the last little while so I think we’re still feeling that that expectation of roughly the 17 million unit year, is no reason to move off that.

UM2:	Do we have any more questions? ...No. Okay great. Thank you very much. We, we, I’m going to be around for coffee now and I think the dinner and cocktails will be at 6:30. Thank you.
Roeland Baan:	The cocktails will be at 6:30 in the room, which will be upstairs in the hotel. And the dinner’s at 7:30, I’m correct. So now we’ll take a coffee and you can ask more questions of course.

[End of Recording]

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